Exhibit 99.1

Execution Version

SHARE PURCHASE AGREEMENT

between

GOLD FIELDS LIMITED

and

GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED

and

REPADRE CAPITAL (BVI) INC.

and

IAMGOLD CORPORATION

Made as of

April 14, 2011

TABLE OF CONTENTS

1. INTERPRETATION	2

1.1 Definitions	2
1.2 Headings	10
1.3 Extended Meanings	10
1.4 Statutory References	10
1.5 Accounting Principles	10
1.6 Currency	11
1.7 Schedules	11

2. PURCHASE AND SALE	11

2.1 Purchase and Sale	11
2.2 Closing Deliveries	11
2.3 Closing	18

3. CONDITIONS AND TERMINATION	18

3.1 Conditions for the Benefit of the Purchaser	18
3.2 Conditions for the Benefit of the Selling Companies	19
3.3 Waiver	20
3.4 Termination	20

4. REPRESENTATIONS AND WARRANTIES OF THE PARTIES	22

4.1 Representations and Warranties of the Selling Companies	22
4.2 Survival of the Selling Companies’ Representations, Warranties and Covenants	22
4.3 Acknowledgement of Selling Companies	23
4.4 Representations and Warranties of the Purchaser	23
4.5 Survival of the Purchaser’s Representations, Warranties and Covenants	23
4.6 Representations and Warranties of Gold Fields	23
4.7 Survival of the Gold Fields’ Representations, Warranties and Covenants	24

5. COVENANTS	24

5.1 Gold Fields Meeting	24
5.2 Covenants of the Selling Companies	25
5.3 Continuing Due Diligence	27
5.4 Covenants of the Gold Fields Parties	27

6. INDEMNITIES	28

6.1 Selling Companies’ Indemnities	28
6.2 Gold Fields Parties’ Indemnity	29
6.3 Adjustment	29
6.4 Notice and Defence of Third Party Claims	30
6.5 Limitations	34
6.6 Duty to Mitigate	35
6.7 Time for Commencing Certain Claims	35

6.8 Exclusive Remedy	35

7. TAX MATTERS	35

8. ANNOUNCEMENTS AND CONFIDENTIAL INFORMATION	36

9. BOOKS AND RECORDS	37

10. GFGL AND AGL DIVIDENDS	37

11. GENERAL	37

11.1 Further Assurances	37
11.2 Time of the Essence	37
11.3 Commissions	37
11.4 Arbitration	38
11.5 Fees and Expenses	38
11.6 Benefit of the Agreement	38
11.7 Entire Agreement	38
11.8 Amendments and Waiver	38
11.9 Assignment	38
11.10 Notices	39
11.11 Governing Law	41
11.12 Attornment	41
11.13 Counterparts and Faxed Signatures	41
11.14 Paramountcy	41

SCHEDULE 1.1(c)  ACQUIRED COMPANY CONTRACTS

SCHEDULE 1.1(xx)  REQUIRED APPROVALS

SCHEDULE 4.1  REPRESENTATIONS AND WARRANTIES OF THE SELLING COMPANIES

SCHEDULE 4.4  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

SCHEDULE 4.6  REPRESENTATIONS AND WARRANTIES OF GOLD FIELDS

SCHEDULE 11.4  DISPUTE RESOLUTION

- ii -

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of April 14, 2011

BETWEEN:

GOLD FIELDS LIMITED, a corporation incorporated under the laws of South Africa (“Gold Fields”)

and

GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”)

and

REPADRE CAPITAL (BVI) INC., a company incorporated under the laws of the British Virgin Islands (the “Seller”)

and

IAMGOLD CORPORATION, a corporation amalgamated under the laws of Canada (“IAMGOLD”)

WHEREAS:

A.	The Purchaser is a wholly-owned indirect subsidiary of Gold Fields;

B.	The Seller is a wholly-owned direct subsidiary of IAMGOLD;

C.	RFI and RVI (each as hereinafter defined) are wholly-owned direct subsidiaries of the Seller, and RIC (as hereinafter defined) is a wholly-owned direct subsidiary of RVI;

D.
The Purchaser owns 71.1% of the issued and outstanding shares of each of Gold Fields Ghana Limited, a corporation incorporated under the laws of Ghana (“GFGL”), and Abosso Goldfields Limited, a corporation incorporated under the laws of Ghana (“AGL”);

E.
RFI, RVI and RIC own 5%, 12.5% and 1.4%, respectively, of the issued and outstanding GFGL Shares (as hereinafter defined) for an aggregate ownership interest of 18.9% of the issued and outstanding GFGL Shares;

F.	RIC owns 18.9% of the issued and outstanding AGL Shares (as hereinafter defined);

G.	The Government of Ghana owns the remaining 10% of each of the issued and outstanding GFGL Shares and the issued and outstanding AGL Shares; and

H.
The Seller wishes to sell its RFI Shares (as hereinafter defined) and RVI Shares (as hereinafter defined) to the Purchaser, and the Purchaser desires to purchase such shares, all upon and subject to the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	“Acquired Companies” means, collectively, RFI, RVI and RIC and “Acquired Company” shall mean any of them;

(b)
“Acquired Company Confidential Information” means all information relating to the Acquired Companies, GFGL or AGL or their respective businesses, properties and affairs in any form and whether or not stated or noted to be confidential, other than information which is or becomes available to the public other than as a result of a breach of Section 8 of this Agreement;

(c)	“Acquired Company Contracts” means the Contracts listed on Schedule 1.1(c) and such other Contracts as the Parties may agree in writing prior to the Date of Closing;

(d)	“Acquired Company Financial Statements” means, collectively:

(i)
in respect of each of RFI and RVI, unaudited consolidated financial statements for each such Acquired Company as at and for the year ended December 31, 2010, in each case consisting of a balance sheet as at such date and statements of earnings for the one month and twelve month periods then ended;

(ii)
in respect of RIC, audited non-consolidated financial statements as at and for the year ended December 31, 2010, consisting of a balance sheet as at such date and a statement of income and retained earnings and a statement of cash flows for the year then ended, together with all notes thereto and the report of the auditors thereon; and

(iii)
in respect of each Acquired Company, internal unaudited non-consolidated management financial statements as at and for the months ended January 31, 2011, February 28, 2011 and March 31, 2011, in each case consisting of a balance sheet as at each such date and a statement of earnings and retained earnings for the month ended on each such date;

copies of which have been provided by the Seller to the Purchaser;

(e)
“Acquired Company Reorganization Contracts” means the Contracts listed in items (e), (f), (g) and (h) of Schedule 1.1(c) and such other Contracts as the Parties may agree in writing prior to the Date of Closing;

(f)	“Acquired Company Resigning D&Os” has the meaning given to such term in Section 2.2(1)(d);

(g)	“Affiliate” means, in respect of any person, any other person which, directly or indirectly, Controls, is Controlled by, or is under common Control with such person;

(h)	“AGL” has the meaning given to such term in the recitals to this Agreement;

(i)	“AGL Shares” means, collectively, the Class A and Class B shares in the capital of AGL;

(j)	“Agreement” means this agreement and the Schedules attached hereto and all amendments, restatements or replacements made hereto by written agreement between the Parties;

(k)
“Applicable Law” or “Law”, in respect of any person, property, transaction or event, means all laws (including common law), statutes, treaties, regulations, rules, judgments, notices, approvals, orders, decrees, permits, directives, protocols, consents, authorizations, guidelines, orders, policies and similar requirements of any Governmental Body or Taxing Authority having or purporting to have authority over that person, property, transaction or event, and including, in the case of any Tax statute, the administrative policies applicable to such Tax statute published by the Taxing Authority responsible for the administration of such Tax statute;

(l)
“Books and Records” means all financial, accounting, business, legal, technical, Tax, employee and other information, records and files, in any form whatsoever (including in written, printed or electronic form or stored on computer discs or other data and software storage devices) of the Acquired Companies, including regulatory filings and returns, books of account and related original source documentation, actuarial, Tax and accounting information, geological and metallurgical data, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, employee data and records, deeds, certificates, Contracts, surveys, title and legal opinions, records of payment, asset documentation, written employment manuals and employment policies;

(m)
“Business Day” means a day other than (i) a Saturday or Sunday, (ii) a statutory holiday in any of Toronto, Canada, Douglas, Isle of Man, Road Town, British Virgin Islands, Accra, Ghana, Denver, Colorado, U.S.A., or Johannesburg, South Africa or (iii) any day on which major banks are closed for business in Toronto, Canada, in Douglas, Isle of Man, in Road Town, British Virgin Islands, in Accra, Ghana, in Denver, Colorado, U.S.A., or in Johannesburg, South Africa;

(n)	“Change in Recommendation” has the meaning given to such term in Section 3.2(e);

(o)	”Claim” means any claim of any nature whatsoever, including any demand, cause of action, suit, proceeding, judgment, award, assessment, reassessment or notice of determination of loss;

(p)	“Closing” means the completion of the purchase and sale of the Purchased Shares contemplated hereby;

(q)
“Contract” means any contract, agreement, indenture, lease, deed of trust, evidence of indebtedness, instrument, license, option, undertaking, promise, guarantee or any other arrangement, commitment or understanding, whether oral or written, expressed or implied;

(r)	“Control” means:

(i)
when applied to the relationship between a person and a corporation, the beneficial ownership by such person at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of such person to otherwise elect or appoint a majority of the directors of such corporation or influence their voting through any Contract, understanding or other arrangement; and

(ii)
when applied to the relationship between a person and a partnership, joint venture or other person, the beneficial ownership by such person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other person in circumstances where it can reasonably be expected that such person has the ability to direct the affairs of such partnership, joint venture or other person;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a person (the “first-mentioned person”) who Controls a corporation, partnership, joint venture or other person (the “second-mentioned person”) shall be deemed to Control: (i) any corporation, partnership, joint venture or other person (the “third-mentioned person”) which is Controlled by the second-mentioned person, (ii) any corporation, partnership, joint venture or other person which is Controlled by the third-mentioned person, and (iii) so on;

(s)	“Date of Closing” means the second (2nd) Business Day following the date on which the last of the Required Approvals shall have been obtained, or such later date as the Parties may agree in writing;

(t)
“Environmental Laws” means all Laws relating to reclamation or restoration of the environment; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

(u)
“Environmental Liabilities” means any and all Claims or Losses, or any state of facts or circumstances which could give rise to any Claims or Losses,  of any nature whatsoever (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation, reclamation or restoration costs, containment costs, corrective action costs, closure costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances, (ii) physical disturbance of the environment, or (iii) violation or alleged violation of any Environmental Laws;

(v)
“Final Determination” means a determination made by a Taxing Authority or court of competent jurisdiction where all rights to object to or appeal from such determination have been exhausted or have expired;

(w)	“GFGL” has the meaning given to such term in the recitals to this Agreement;

(x)	“GFGL Shares” means, collectively, the Class A and Class B shares in the capital of GFGL;

(y)	“GFGL/AGL Resigning D&Os” has the meaning given to such term in Section 2.2(1)(d);

(z)	“Gold Fields Board” means the board of directors of Gold Fields;

(aa)	“Gold Fields Circular” means the notice of the Gold Fields Meeting and accompanying circular to be sent to the shareholders of Gold Fields in connection with the Gold Fields Meeting;

(bb)	“Gold Fields Meeting” has the meaning given to such term in Section 5.1(1);

(cc)	“Gold Fields Parties” means the Purchaser and Gold Fields, collectively;

(dd)	“Gold Fields Party Defects” has the meaning given to such term in Section 5.4(2);

(ee)
“Gold Fields Required Approvals” means the approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements from appropriate Governmental Bodies or other Third Parties which are set forth in Part B of Schedule 1.1(xx);

(ff)
“Gold Fields Shareholder Approval” means the approval of the purchase by the Purchaser of the Purchased Shares as contemplated hereby by the affirmative votes of a majority of the Gold Fields shareholders present in person or by proxy at the Gold Fields Meeting;

(gg)	“Government of Ghana” means the government of the Republic of Ghana;

(hh)	“Governmental Body” means any national, state, regional, municipal or local government, governmental department, court, commission, board, bureau,

agency, authority or instrumentality, or any person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing;

(ii)
“IAMGOLD Credit Agreement” means the amended and restated credit agreement dated as of March 24, 2010 between IAMGOLD, as borrower, certain Affiliates of IAMGOLD, or guarantors, the Bank of Nova Scotia, as administrative agent for the lenders and certain lender parties, pursuant to which the lender parties have made available to IAMGOLD a Cdn$350,000,000 credit facility;

(jj)
“IAMGOLD Lenders’ Consent” means, collectively, any and all notices required to be given by IAMGOLD or any of its subsidiaries to, and any consents or approvals required to be given by or on behalf of, the lenders under the IAMGOLD Credit Agreement to permit any and all transactions contemplated hereby, including (i) the completion of the Reorganization, (ii) the sale and purchase of the Purchased Shares, and (iii) the termination of any guarantees given by any of the Acquired Companies of the obligations of any person under the IAMGOLD Credit Facility;

(kk)	“Interim Period” has the meaning given to such term in Section 5.2(1);

(ll)
“IAMGOLD Required Approvals” means the approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements from appropriate Governmental Bodies or other Third Parties which are set forth in Part A of Schedule 1.1(xx);

(mm)
“knowledge” means, (A) in the case of the Selling Companies, the knowledge of Carol Banducci, Gord Stothart, Paul Olmsted or Jeffery Snow after due inquiry and (B) in the case of the Gold Fields Parties, the knowledge of Nicholas Holland, Johan Pauley, Jimmy Dowsley or Tommy McKeith after due inquiry; provided that each of the foregoing individuals will be deemed to have knowledge of a particular fact or matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter has been received or has come to the attention of that individual under circumstances in which a reasonable person would take cognizance of it;

(nn)
“Lien” means, with respect to any property or asset, any security interest, mortgage, pledge, hypothecation, prohibition, condition, injunction, restriction, lien, charge, assignment, option, claim, promise to contract, compromise, title defect or other encumbrance or interest of any kind upon such property or asset or upon the income, revenue or profits therefrom, including (i) any right to participate in revenues, profits, royalties, rents or other income in any way derived from or attributable to such property or asset or any rights arising therefrom; (ii) any option to acquire such property or asset upon conditional sale or other title retention agreement, device or arrangement (including any capital lease); (iii) any sale, assignment, pledge or other transfer for security of any accounts, intangibles or chattel paper, with or without recourse, or (iv) any agreement to create or grant any of the foregoing;

(oo)
“Loss” means any loss, liability, damage, cost or expense suffered or incurred, including the costs and expenses of any assessment, reassessment, judgment, settlement or compromise relating thereto, and “Losses” shall have a corresponding meaning;

(pp)
“Material Adverse Effect” means, in respect of any person, any change, effect, event, development, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of such person, other than any change, effect, event, development, occurrence or state of facts (A) relating to the global economy, general economic conditions or securities, financial, banking or currency exchange markets in general, or (B) affecting the price of gold or the international gold mining industry in general or the international mining industry in general and which does not have a materially disproportionate effect on such person; provided that, without limiting the generality of the foregoing,  any such change, effect, event, development, occurrence or state of facts which results in an adverse financial impact on the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of such person of:

(i)	in the case of the Acquired Companies, taken individually or as a whole, US$30,000,000 or more; or

(ii)	in the case of GFGL and AGL, taken individually or as a whole, US$175,000,000 or more;

will be considered a Material Adverse Effect;

(qq)
“Most Recent Balance Sheet” means, in the case of any Acquired Company, the balance sheet (audited or unaudited, as the case may be) of such Acquired Company as at December 31, 2010 forming part of the Acquired Company Financial Statements;

(rr)	“Outside Date” means July 31, 2011;

(ss)	“Parties” means the parties to this Agreement and “Party” means any one of them;

(tt)	“Purchase Price” has the meaning given to such term in Section 2.1(2);

(uu)	“Purchased Shares” means the RFI Shares and the RVI Shares;

(vv)	“Purchaser Claimants” has the meaning given to such term in Section 6.1;

(ww)
“Reorganization” means, collectively, certain transactions involving IAMGOLD and its subsidiaries and certain third parties to be completed prior to the Date of Closing, pursuant to which, among other things:

(i)
all of the assets of the Acquired Companies will be sold, transferred, assigned and conveyed, directly or indirectly, to the Seller or another subsidiary of IAMGOLD (other than any of the Acquired Companies), except for (A) the GFGL Shares and AGL Shares owned by any of the Acquired Companies, (B) the RIC Shares owned by RVI, (C) the Acquired Company Contracts and (D) any accumulated tax loss carry forwards of the Acquired Companies;

(ii)
all guarantees of the obligations of any person under the IAMGOLD Credit Facility given by any of the Acquired Companies in favour of the lenders thereunder will be terminated with the consent of such lenders; and

(iii)
all other liabilities and obligations of the Acquired Companies (whether accrued, absolute, contingent or otherwise) will be assumed, directly or indirectly, by the Seller or another subsidiary of IAMGOLD (other than any of the Acquired Companies), except for (A) liabilities and obligations under the Acquired Company Contracts and (B) liabilities and obligations arising from the ownership of the GFGL Shares and the AGL Shares owned by any of the Acquired Companies and the RIC Shares owned by RVI, provided that the Parties acknowledge and agree that certain liabilities and obligations of the Acquired Companies which are not so assumed may nevertheless be subject to indemnification by the Selling Companies pursuant to this Agreement;

(xx)	“Required Approvals” means, collectively, the Gold Fields Required Approvals and the IAMGOLD Required Approvals;

(yy)	“Resigning D&Os” has the meaning given to such term in Section 2.2(1)(d);

(zz)	“RFI” means Repadre Finance (BVI) Inc., a company incorporated under the laws of the British Virgin Islands, having company number 1067382;

(aaa)	“RFI Shares” has the meaning given to such term in paragraph (m) of Schedule 4.1;

(bbb)	“RIC” means Repadre International Corporation, a corporation incorporated under the laws of Barbados, having company number 9323;

(ccc)	“RIC Shares” has the meaning given to such term in paragraph (o) of Schedule 4.1;

(ddd)	“RVI” means Repadre Ventures (BVI) Inc., a company incorporated under the laws of the British Virgin Islands, having company number 1067380;

(eee)	“RVI Shares” has the meaning given to such term in paragraph (n) of Schedule 4.1;

(fff)	“Seller Claimants” has the meaning given to such term in Section 6.2;

(ggg)	“Selling Companies” means the Seller and IAMGOLD, collectively;

(hhh)	“Selling Company Defects” has the meaning given to such term in Section 5.3(2);

(iii)	“Straddle Period” means a taxable period of an entity that includes the Time of Closing;

(jjj)	“subsidiary” means, with respect to any person, an entity which is Controlled by such person;

(kkk)	“Tax Attribute” has the meaning given to such term in Section 6.3(2);

(lll)	“Tax Indemnification Event” means a Final Determination having been made by a Taxing Authority or a court of competent jurisdiction that a liability exists for a Tax described in Section 6.1;

(mmm)	“Tax Notice” has the meaning given to such term in Section 6.4(2)(a);

(nnn)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any Taxing Authority relating to Taxes;

(ooo)
“Taxes” means all taxes, assessments, reassessments, charges, dues, duties, rates, fees, imposts, levies, tariffs and similar charges of any kind lawfully levied, assessed or imposed under any Applicable Law or by any Taxing Authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, gains, capital gains, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments, reassessments or charges of any kind whatsoever, together with any interest, any fines and any penalties or additional amounts imposed under any Applicable Law or by any Taxing Authority (domestic or foreign) on the applicable entity, and any interest, fines, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and “Tax” means any of the foregoing;

(ppp)
“Taxing Authority” means any local, municipal, governmental, state, provincial, territorial, federal or other fiscal, customs or excise authority or body anywhere in the world with responsibility for, and competent to impose, collect or administer, any form of Tax;

(qqq)	“Third Party” means any person other than a Party or an Affiliate of a Party;

(rrr)	“Third Party Claim” means any Claim asserted by a Third Party against a Purchaser Claimant;

(sss)	“Time of Closing” means 8:00 a.m.(Toronto time) on the Date of Closing or such other time on such date as the Parties may agree in writing; and

(ttt)
“Transaction Documents” means this Agreement and all Contracts, instruments, certificates and other documents entered into or delivered pursuant to or relating to the transactions contemplated by this Agreement, including in connection with the Reorganization.

1.2	Headings

The division of this Agreement into Sections and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement.

1.3	Extended Meanings

In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders, and words importing persons include individuals and their heirs, executors, administrators or other legal representatives, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Bodies.  The term “including” means “including without limiting the generality of the foregoing”.

1.4	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder as now enacted or as they may from time to time be amended, re-enacted or replaced.

1.5	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference shall be deemed to be to:

(a)	in respect of all periods ended on or prior to December 31, 2010, Canadian generally accepted accounting principles consistently applied; and

(b)
in respect of all periods commencing on or after January 1, 2011, international financial reporting standards, as issued from time to time by the International Accounting Standards Board (or its relevant successor body), consistently applied.

1.6	Currency

Unless otherwise indicated, all references to “dollars” or “US$” herein are to lawful money of the United States.

1.7	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule 1.1(c)	-	Acquired Company Contracts
Schedule 1.1(xx)	-	Required Approvals
Schedule 4.1	-	Representations and Warranties of the Selling Companies
Schedule 4.4	-	Representations and Warranties of the Purchaser
Schedule 4.6	-	Representations and Warranties of Gold Fields
Schedule 11.4	-	Dispute Resolution

Capitalized terms used but not otherwise defined in the Schedules have the meanings given to them in this Agreement.

2.	PURCHASE AND SALE

2.1	Purchase and Sale

(1) Upon and subject to the terms and conditions hereof, the Seller shall sell the Purchased Shares to the Purchaser, and the Purchaser shall purchase the Purchased Shares, as of and with effect from the Time of Closing, free and clear of all Liens.

(2) The aggregate purchase price for the Purchased Shares (the “Purchase Price”) shall be US$667,000,000, which shall be paid to the Seller (or as the Seller may otherwise direct) by the Purchaser at the Time of Closing by wire transfer of same day funds to an account to be designated by notice in writing given by the Seller to the Purchaser no fewer than five (5) Business Days prior to the Date of Closing.

(3) The Purchase Price shall be allocated among the RFI Shares and the RVI Shares as follows:

Purchased Shares	Portion of Purchase Price
RFI Shares	US$140,800,000
RVI Shares	US$526,200,000

2.2	Closing Deliveries

(1) At or prior to the Time of Closing, the Selling Companies shall deliver or cause to be delivered to the Purchaser:

(a)
share certificates representing the Purchased Shares duly endorsed by the Seller for transfer to the Purchaser or, at the election of the Purchaser, accompanied by duly executed irrevocable share transfer powers of attorney, together with evidence satisfactory to the Purchaser in its sole discretion that the Purchaser has been entered into the share registers of RFI and RVI as the holder of the RFI Shares and the RVI Shares, respectively;

(b)
true and complete executed copies of all Contracts, documents and instruments entered into between any of the Acquired Companies, IAMGOLD or any of IAMGOLD’s subsidiaries and any other person in connection with the Reorganization;

(c)
such other Transaction Documents (duly notarized and legalized, as applicable) as may reasonably be required by the Purchaser so as to complete the registrations, recordings and publications, as required, of the sale of the Purchased Shares by the Seller to the Purchaser as contemplated hereby;

(d)
resignations, effective as of the Date of Closing, of (i) each of the directors and officers of each of the Acquired Companies (collectively, the “Acquired Company Resigning D&Os”) and (ii) each of the directors and officers of GFGL or AGL nominated by IAMGOLD or any of its subsidiaries (collectively, the “GFGL/AGL Resigning D&Os” and, together with the Acquired Company Resigning D&Os, the “Resigning D&Os”), accompanied by releases dated as of the Date of Closing executed by each Resigning D&O, in each case, in form and substance satisfactory to the Purchaser, acting reasonably, releasing each entity from which such Resigning D&O has resigned, and such entities’ respective shareholders and Affiliates, and the respective directors and officers of all such corporations, from all Claims arising from any cause, matter or thing arising at or prior to the Time of Closing, other than Claims of directors and officers of GFGL nominated by IAMGOLD or any of its subsidiaries who are so resigning in respect of any indemnification obligations (including as to the reimbursement of expenses) of GFGL for the benefit of such directors and officers to the extent that such indemnification obligations are set out in the regulations of GFGL which are in effect at  the Time of Closing;

(e)
releases executed by the Seller and IAMGOLD (on its own behalf and on behalf of each of its subsidiaries), in form and substance satisfactory to the Purchaser, acting reasonably, releasing each of the Acquired Companies, GFGL and AGL, and the shareholders, directors and officers of such corporations, from all Claims arising from any cause, matter or thing arising at or prior to the Time of Closing, save and except for (i) any Claims arising from any breach of this Agreement by the Gold Fields Parties, or (ii) any Claims arising as a result of any fraud or wilful misconduct by GFGL or AGL, other than fraud or wilful misconduct for which one or more of the applicable GFGL/AGL Resigning D&Os was responsible as determined by a court of competent jurisdiction from which no appeal lies or in respect of which all appeal rights have been exhausted or all time periods for appeal have expired without appeals having been taken;

(f)	all original minute books or other records containing the constating documents, directors’ and shareholders’ resolutions and registers of directors, officers and shareholders of the Acquired Companies, and the original share certificate representing the RIC Shares registered in the name of RVI;

(g)
a certificate of a senior officer of IAMGOLD setting out a copy of the constating documents of IAMGOLD, copies of the resolutions of the board of directors of IAMGOLD (i) approving the transactions contemplated by this Agreement and the other Transaction Documents to which IAMGOLD is a party and (ii) ratifying the entering into of this Agreement and the other Transaction Documents to which IAMGOLD is a party and the performance of the transactions contemplated hereby and thereby, and a certificate as to the incumbency of those officers and directors of IAMGOLD that have signed and/or will sign, on behalf of IAMGOLD, any of the Transaction Documents;

(h)
a certificate of a senior officer of the Seller setting out a copy of the constating documents of the Seller, a copy of the resolutions of the board of directors and the shareholder of the Seller approving the entering into of this Agreement and the other Transaction Documents to which the Seller is a party and the performance of the transactions contemplated hereby and thereby, and a certificate as to the incumbency of those officers and directors of the Seller that have signed and/or will sign, on behalf of the Seller, any of the Transaction Documents;

(i)
a certificate of a senior officer of RFI setting out a copy of the constating documents of RFI, a copy of the resolutions of the board of directors and the shareholder of RFI approving (i) the entering into of the Transaction Documents to which RFI is a party and the performance of the transactions contemplated thereby and (ii) the transfer to the Purchaser of the RFI Shares, and a certificate as to the incumbency of those officers and directors of RFI that have signed and/or will sign, on behalf of RFI, any of the Transaction Documents;

(j)
a certificate of a senior officer of RVI setting out a copy of the constating documents of RVI, a copy of the resolutions of the board of directors and the shareholder of RVI approving (i) the entering into of the Transaction Documents to which RVI is a party and the performance of the transactions contemplated thereby and (ii) the transfer to the Purchaser of the RVI Shares, and a certificate as to the incumbency of those officers and directors of RVI that have signed and/or will sign, on behalf of RVI, any of the Transaction Documents;

(k)
a certificate of a senior officer of RIC containing a copy of the constating documents of RIC, a copy of the resolutions of the board of directors and the shareholder of RIC approving (i) the entering into of the Transaction Documents to which RIC is a party and the performance of the transactions contemplated thereby and (ii) the transfer to RVI of the RIC Shares pursuant to the Reorganization, and a certificate as to the incumbency of those officers and directors of RIC who have signed and/or will sign, on behalf of RIC, any of the Transaction Documents;

(l)	the certificate of a senior officer of each of the Selling Companies contemplated by Section 3.1(a);

(m)
true and complete executed copies of all IAMGOLD Required Approvals, and all material correspondence between the Acquired Companies, IAMGOLD or any of IAMGOLD’s subsidiaries and any Governmental Bodies or other Third Parties relating to the IAMGOLD Required Approvals;

(n)
an opinion of British Virgin Islands counsel to the Selling Companies, addressed to the Gold Fields Parties and in form and substance satisfactory to the Gold Fields Parties and their counsel, acting reasonably, with respect to the Seller, RFI and RVI and the sale and transfer of the Purchased Shares, including as to:

(i)	the incorporation and valid existence in good standing of each of the Seller, RFI and RVI;

(ii)	the corporate power and capacity of each of the Seller, RFI and RVI to own property and to carry on its business;

(iii)	the due authorization, execution and delivery of (A) this Agreement by the Seller, and (B) any Acquired Company Reorganization Contract to which the Seller, RFI or RVI is a party, by such party;

(iv)	the authorized and issued shares of each of RFI and RVI, and the ownership of the Purchased Shares by the Seller;

(v)	the satisfaction of all requirements under Applicable Law to duly transfer to, and register in the name of, the Purchaser, the Purchased Shares free and clear of all Liens;

(vi)	there being no requirement under British Virgin Islands law for the payment of any stamp, transfer or similar Tax or charge with respect to such transfer and registration; and

(vii)
each of the Acquired Company Reorganization Contracts which is governed by British Virgin Islands law is a legal, valid and binding obligation of each of the parties thereto, enforceable by each such party in accordance with its terms subject to customary qualifications, and in connection with this opinion British Virgin Islands counsel to the Selling Companies may rely upon an opinion of Canadian or Barbados counsel to the Selling Companies addressed to such British Virgin Islands counsel and to the Gold Fields Parties as to any necessary matters governed by the laws of Canada or Barbados, respectively, including as to (A) the incorporation, organization, valid existence and corporate power and capacity of any party to such Acquired Company Reorganization Contracts which is incorporated under the laws of either such jurisdiction, and the authorization by all necessary corporate action of, and the execution and delivery of each such Acquired Company Reorganization Contract by, such parties, and (B) the execution, delivery and performance by such parties of their respective obligations under each such Acquired Company Reorganization Contract not being in conflict with the articles and by-laws or other constating documents of such parties or any applicable law of Canada or Barbados, as the case may be;

(o)
an opinion of Barbados counsel to the Selling Companies, addressed to the Gold Fields Parties and in form and substance satisfactory to the Gold Fields Parties and their counsel, acting reasonably, with respect to RIC, including as to:

(i)	the incorporation and valid existence in good standing of RIC;

(ii)	the corporate power and capacity of RIC to own property and to carry on its business;

(iii)	the authorized and issued share capital of RIC, and the ownership of the RIC Shares by RVI;

(iv)
the satisfaction of all requirements under Applicable Law to duly transfer to, and register in the name of, RVI the RIC Shares (to the best of the knowledge of such Counsel, free and clear of all Liens) in connection with the Reorganization; and

(v)	there being no requirement under Barbados law for the payment of any ad valorem stamp, transfer or similar Tax or charge with respect to such transfer and registration;

(p)
an opinion of Ghanaian counsel to the Selling Companies, addressed to the Gold Fields Parties and in form and substance satisfactory to the Gold Fields Parties and their counsel, acting reasonably, as to the ownership by RFI, RVI and RIC of the GFGL Shares held by them and the ownership by RIC of the AGL Shares held by it (in each case, to the best of the knowledge of such counsel, free and clear of all Liens); and

(q)
an opinion or opinions of Canadian counsel to the Selling Companies, addressed to the Gold Fields Parties and in form and substance satisfactory to the Gold Fields Parties and their counsel, acting reasonably:

(i)
with respect to (A) the incorporation, organization, valid existence and corporate power and capacity of IAMGOLD, and the authorization by all necessary corporate action of, and the execution and delivery of this Agreement and any Acquired Company Reorganization Contract to which  IAMGOLD is a party by, IAMGOLD, and (B) the execution, delivery and performance by IAMGOLD of its obligations under this Agreement and any Acquired Company Reorganization Contract to which  IAMGOLD is a party not being in conflict with the articles or by-laws of IAMGOLD or any applicable law of the Province of Ontario or the federal laws of Canada applicable therein;

(ii)
that this Agreement is a legal, valid and binding obligation of each of the Selling Companies, enforceable by the Gold Fields Parties in accordance with its terms subject to customary qualifications, and in connection with this opinion Canadian counsel to IAMGOLD may rely upon an opinion of British Virgin Islands counsel to the Selling Companies addressed to such Canadian counsel and to the Gold Fields Parties as to any necessary matters governed by the laws of the British Virgin Islands, including as to (A) the due incorporation, organization, valid existence and corporate power and capacity of the Seller, and the due authorization by all necessary corporate action of, and the execution and delivery of this Agreement by, the Seller, and (B) the execution, delivery and performance by the Seller of its obligations under this Agreement not being in conflict with the constating documents of the Seller or any applicable law of the British Virgin Islands;

(iii)
that each of the Acquired Company Reorganization Contracts which is governed by Ontario law is a legal, valid and binding obligation of each of the parties thereto, enforceable by each such party in accordance with its terms subject to customary qualifications, and in connection with this opinion Canadian counsel to IAMGOLD may rely upon an opinion of British Virgin Islands or Barbados counsel to the Selling Companies addressed to such Canadian counsel and to the Gold Fields Parties as to any necessary matters governed by the laws of the British Virgin Islands or Barbados, respectively, including as to (A) the due incorporation, organization, valid existence and corporate power and capacity of any party to such Acquired Company Reorganization Contracts which is incorporated under the laws of either such jurisdiction, and the due authorization by all necessary corporate action of, and the execution and delivery of each such Acquired Company Reorganization Contract by, such parties, and (B) the execution, delivery and performance by such parties of their respective obligations under each such Acquired Company Reorganization Contract not being in conflict with the constating documents of such parties or any applicable law of the British Virgin Islands or Barbados, as the case may be; and

(iv)	with respect to such other matters as may be agreed between the Parties.

(2) At or prior to the Time of Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(a)	the Purchase Price in accordance with Section 2.1(2);

(b)
a certificate of a senior officer of the Purchaser setting out a copy of the constating documents of the Purchaser, a copy of the resolutions of the board of directors of the Purchaser approving the entering into of this Agreement and each of the other Transaction Documents to which the Purchaser is a party and the performance of the transactions contemplated hereby and thereby, and a certificate as to the incumbency of those officers and directors of the Purchaser who have signed and/or will sign, on behalf of the Purchaser, any of the Transaction Documents;

(c)
a certificate of a senior officer of Gold Fields setting out a copy of the constating documents of Gold Fields , a copy of the resolutions of the board of directors of Gold Fields approving the entering into of this Agreement and the performance of the transactions contemplated hereby and a certificate as to the incumbency of those officers and directors of Gold Fields who have signed and/or will sign, on behalf of Gold Fields, the Transaction Documents executed by Gold Fields to be delivered at the Time of Closing pursuant to this Section 2.2(2);

(d)	the certificate of a senior officer of the Purchaser contemplated by Section 3.2(a);

(e)	the certificate of a senior officer of Gold Fields contemplated by Section 3.2(b);

(f)
true and complete executed copies of all Gold Fields Required Approvals (other than the Gold Fields Shareholder Approval), and all material correspondence between Gold Fields or any of its subsidiaries and any Governmental Bodies or other Third Parties relating to the Gold Fields Required Approvals (other than the Gold Fields Shareholder Approval);

(g)
releases executed by the Acquired Companies, in form and substance satisfactory to the Selling Companies, acting reasonably, releasing the applicable Acquired Company Resigning D&Os from all Claims arising from any cause, matter or thing arising at or prior to the Time of Closing, save and except for any Claims arising as a result of any fraud or wilful misconduct by any Acquired Company Resigning D&O;

(h)
releases executed by GFGL and AGL, in form and substance satisfactory to the Selling Companies, acting reasonably, releasing each of the Selling Companies, and the shareholders, directors and officers of such corporations, from all Claims arising from any cause, matter or thing arising at or prior to the Time of Closing, save and except for (i) any Claims arising as a result of any fraud or wilful misconduct by the Selling Companies, or (ii) any Claims in respect of matters described in Sections 6.1(a), 6.1(c) and 6.1(d);

(i)
releases executed by each of GFGL and AGL, releasing all of the GFGL/AGL Resigning D&Os from all Claims arising from any cause, matter or thing arising at or prior to the Time of Closing, save and except for any Claims arising as a result of any fraud or wilful misconduct by any GFGL/AGL Resigning D&O;

(j)
confirmation satisfactory to the Selling Companies, acting reasonably, that the directors’ and officers’ liability insurance  coverage maintained by Gold Fields for the benefit of the directors and officers of its subsidiaries (including, for greater certainty, all of the directors and officers of GFGL and AGL), and the rights of directors and officers of GFGL to indemnification contained in the regulations of GFGL, in each case in effect on the date hereof, remain in effect, unamended in all material respects, as of the Date of Closing; and

(k)
an opinion of Canadian counsel to the Gold Fields Parties, addressed to the Selling Companies and in form and substance satisfactory to the Selling Companies and their counsel, acting reasonably, that this Agreement is a legal, valid and binding obligation of each of the Gold Fields Parties, enforceable by the Selling Companies in accordance with its terms subject to customary qualifications, and in connection with this opinion Canadian counsel to the Gold Fields Parties may rely upon opinions of British Virgin Islands and South African counsel addressed to such Canadian counsel and to the Selling Companies as to any necessary matters governed by the laws of the British Virgin Islands or South Africa, respectively, including as to (A) the due incorporation, organization, valid existence and corporate power and capacity of each of the Gold Fields Parties, and the due authorization by all necessary corporate action of, and the execution and delivery of this Agreement by, each of the Gold Fields Parties, and (B) the execution, delivery and performance by the Purchaser and Gold Fields of this Agreement not being in conflict with the constating documents of such Parties or any applicable law of the British Virgin Islands or South Africa, as the case may be.

2.3	Closing

The purchase and sale of the Purchased Shares shall be completed at the Time of Closing at the offices of Fasken Martineau DuMoulin LLP, counsel to the Selling Companies, located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, Canada.

3.	CONDITIONS AND TERMINATION

3.1	Conditions for the Benefit of the Purchaser

The purchase by the Purchaser of the Purchased Shares and the performance by the Purchaser of any of its other obligations hereunder are subject to the following conditions which are for the exclusive benefit of the Purchaser and which are to have been performed or complied with at or prior to the Time of Closing:

(a)
the representations and warranties of the Selling Companies in this Agreement shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time, and each of the Selling Companies shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by it at or prior to the Time of Closing (including that each of the Selling Companies shall have delivered or caused to be delivered to the Purchaser all items to be delivered by it pursuant to Section 2.2(1)), and the Selling Companies shall each have delivered to the Purchaser a certificate signed by a senior officer of such  Selling Company, on behalf of such Selling Company and without personal liability, to such effect;

(b)	no action, order or judgment of any court, arbitrator or Governmental Body shall have been taken, issued, made or threatened, and no Applicable Law shall be in force, in each case which:

(i)
has or could reasonably be expected to have the effect of making void, unlawful or otherwise prohibiting or impeding the Reorganization, the purchase and sale of the Purchased Shares or any other transaction contemplated hereby; or

(ii)
results or could reasonably be expected to result in an assessment of damages against the Purchaser or any of its Affiliates or the Acquired Companies in connection with the transactions contemplated hereby that, if it were assessed against any of the Acquired Companies, would have or could reasonably be expected to have, a Material Adverse Effect in respect of the Acquired Companies, taken individually or as a whole;

(c)
since the date of the Most Recent Balance Sheets of the Acquired Companies, there shall have been no event, circumstance, effect, change, condition or state of facts that, either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect in respect of (i) any of the Acquired

Companies, taken individually or as a whole or (ii) GFGL or AGL, taken individually or as a whole;

(d)	all Required Approvals shall have been obtained in writing on terms and conditions satisfactory to the Purchaser, acting reasonably;

(e)	the Reorganization shall have been completed in a manner, and all Transaction Documents relating to the Reorganization shall be in form and substance, satisfactory to the Purchaser, acting reasonably;

(f)
all necessary steps and proceedings shall have been taken to permit the Purchased Shares to be duly and regularly transferred to and registered in the name of the Purchaser in accordance with all Applicable Laws free and clear of all Liens; and

(g)
the Selling Companies shall have executed and delivered, or caused to be executed and delivered, all such agreements, instruments of transfer, certificates and other documents not specifically provided for herein as are typical for a transaction similar in nature to the purchase and sale of the Purchased Shares or as may be required by the Purchaser, acting reasonably, all in form and substance satisfactory to the Purchaser, acting reasonably.

3.2	Conditions for the Benefit of the Selling Companies

The sale by the Seller of the Purchased Shares and the performance by the Selling Companies of any of their other obligations hereunder are subject to the following conditions which are for the exclusive benefit of the Selling Companies and which are to have been performed or complied with at or prior to the Time of Closing:

(a)
the representations and warranties of the Purchaser in this Agreement shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time, and the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by it at or prior to the Time of Closing (including that the Purchaser shall have paid the Purchase Price in accordance with Section 2.1(2) and shall have delivered or caused to be delivered to the Seller all items to be delivered by it pursuant to Section 2.2(2)), and the Purchaser shall have delivered to the Seller a certificate signed by a senior officer of the Purchaser, on behalf of the Purchaser and without personal liability, to such effect;

(b)
the representations and warranties of Gold Fields in this Agreement shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time, and Gold Fields shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by it at or prior to the Time of Closing, and Gold Fields shall have delivered to the Seller a certificate signed by a senior officer of Gold Fields, on behalf of Gold Fields and without personal liability, to such effect;

(c)
no action, order or judgment of any court, arbitrator or Governmental Body shall have been taken, issued, made or threatened, and no Applicable Law shall be in force, in each case which has or could reasonably be expected to have the effect of making void, unlawful or otherwise prohibiting or impeding the Reorganization, the purchase and sale of the Purchased Shares or any other transaction contemplated hereby;

(d)	all Required Approvals shall have been obtained in writing on terms and conditions satisfactory to the Seller, acting reasonably;

(e)
the Gold Fields Board shall not have (A) failed to recommend in the Gold Fields Circular that Gold Fields’ shareholders vote their Gold Fields shares in favour of the Gold Fields Shareholder Approval, or (B) withdrawn, withheld, amended, modified or qualified, or proposed publicly to withdraw, withhold, amend, modify or qualify, in each case in a manner adverse to IAMGOLD or which would reasonably be expected to prevent, materially delay or otherwise materially impair the completion of the transactions contemplated by this Agreement, its recommendation that Gold Fields’ shareholders vote their Gold Fields shares in favour of the Gold Fields Shareholder Approval (each of the foregoing being referred to as a “Change in Recommendation”); and

(f)
the Purchaser shall have executed and delivered, or caused to be executed and delivered, all of the documents set forth in Section 2.2(2) and all such agreements, certificates and other documents not specifically provided for herein as are typical for a transaction similar in nature to the purchase and sale of the Purchased Shares or as may be required by the Seller, acting reasonably, all in form and substance satisfactory to the Seller, acting reasonably.

3.3	Waiver

The Purchaser, in the case of any condition set out in Section 3.1, and the Selling Companies, in the case of any condition set out in Section 3.2, will have the exclusive right to waive the performance or compliance with such condition in whole or in part without prejudice to any of its or their rights in the event of any inaccuracy or breach of any representation and warranty hereunder, or any non-performance of or non-compliance with any other term, covenant or condition hereunder, in whole or in part, for the benefit of the waiving Party.  Any such waiver will not constitute a waiver of any other conditions in favour of the waiving Party.  Such waiving Party will retain the right to complete the sale and purchase of the Purchased Shares herein contemplated and sue the other Party or Parties in respect of any breach of the other Party’s or Parties’ covenants or obligations or in respect of any inaccuracy or misrepresentation in a representation or warranty of the other Party or Parties which gave rise to the non-performance of or non-compliance with the condition so waived.

3.4	Termination

(1) This Agreement may be terminated upon written notice given prior to the Time of Closing, notwithstanding (in the case of termination by the Purchaser or Gold Fields) that Gold Fields Shareholder Approval may have been obtained prior to such termination:

(a)	by mutual written agreement of the Parties;

(b)	by any Party if Gold Fields Shareholder Approval is not obtained at the Gold Fields Meeting, provided, however, that the Gold Fields Parties shall not be entitled to terminate this Agreement pursuant to this Section 3.4(1)(b) if there has been a Change in Recommendation;

(c)
by the Purchaser if the satisfaction of any of the conditions set out in Section 3.1 is or becomes impossible (other than through the failure of the Purchaser or Gold Fields to comply with any of its obligations under this Agreement) and the Purchaser has not waived such condition on or before the Date of Closing;

(d)
by the Selling Companies (acting jointly) if the satisfaction of any of the conditions set out in Section 3.2 is or becomes impossible (other than through the failure of either of the Selling Companies to comply with any of its obligations under this Agreement) and the Selling Companies have not waived such condition on or before the Date of Closing; or

(e)
by any Party if the completion of the sale and purchase of the Purchased Shares has not occurred on or before the Outside Date, provided that such right to terminate this Agreement shall not be available to a Party whose failure (or the failure of whose Affiliate which is a Party hereto) to comply with any of its obligations under this Agreement was the cause of, or resulted in, the failure of the completion of the sale and purchase of the Purchased Shares to have occurred on or before the Outside Date.

(2) In the event of the termination of this Agreement pursuant to Section 3.4(1), this Agreement shall be of no further force and effect, and no Party shall have any liability or obligation under this Agreement after such termination, including in respect of any breach hereof occurring prior to such termination, except pursuant to Section 3.4(3), Section 8, Sections 11.3 to 11.14 inclusive, and the provisions of Section 1 which are necessary to give full meaning and effect thereto, all of which shall survive such termination.

(3) If this Agreement is terminated:

(a)
by the Purchaser or Gold Fields pursuant to Section 3.4(1)(c) or 3.4(1)(e) because a condition was not satisfied or complied with, and the satisfaction of, or compliance with, such condition was in the sole control of either Selling Company or the Selling Companies’ counsel, then notwithstanding Section 11.5, the Selling Companies shall be jointly and severally liable to the Gold Fields Parties for any and all reasonable costs, fees and expenses incurred by the Gold Fields Parties in connection with this Agreement and the transactions contemplated hereby (including during the due diligence process, the negotiation and preparation of this Agreement, the other Transaction Documents and any related legal or business documents, and the calling and holding of the Gold Fields Meeting); or

(b)
by the Selling Companies pursuant to Section 3.4(1)(d) or 3.4(1)(e) because a condition was not satisfied or complied with, and the satisfaction of, or compliance with, such condition was in the sole control of either of the Gold Fields Parties or their counsel, then notwithstanding Section 11.5, the Gold Fields Party in whose sole control (or in whose counsel’s sole control) the satisfaction of, or compliance with, such condition was in shall be liable to the Selling Companies for any and all  reasonable costs, fees and expenses incurred by the Selling Parties in connection with this Agreement and the transactions contemplated hereby (including during the due diligence process, the negotiation and preparation of this Agreement, the other Transaction Documents and any related legal or business documents, and the calling and holding of the Gold Fields Meeting).

4.	REPRESENTATIONS AND WARRANTIES OF THE PARTIES

4.1	Representations and Warranties of the Selling Companies

Each of the Selling Companies hereby jointly and severally represents and warrants to the Purchaser those statements set out in Schedule 4.1 hereto, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.2	Survival of the Selling Companies’ Representations, Warranties and Covenants

(1) The representations and warranties of the Selling Companies set forth in this Agreement shall survive the completion of the transactions herein provided for and shall continue for the benefit of the Purchaser for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Purchaser:

(a)	any representations and warranties

(i)	set forth in paragraphs (a), (b)(iii), (c), (e), (f), (g), (h), (i)(iv), (j), (k), (l), (m), (n), (o) and (s) of Schedule 4.1; or

(ii)	that prove to be false as a result of any fraudulent misrepresentation made by either Selling Company;

shall continue in full force and effect for the benefit of the Purchaser indefinitely;

(b)
any representations and warranties relating to Tax matters (other than any representations and warranties relating to Tax matters that prove to be false as a result of any fraudulent misrepresentation made by either Selling Company, which shall be governed by Section 4.2(1)(a)(ii)) shall continue in full force and effect for the benefit of the Purchaser for a period of five (5) years after the Date of Closing; and

(c)
all other representations and warranties of the Selling Companies set out in this Agreement shall continue in full force and effect for the benefit of the Purchaser for a period of eighteen (18) months after the Date of Closing;

provided that, for greater certainty, the expiry of any such survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty where such Claim is made prior to such expiry pursuant to this Agreement.

(2) The covenants and agreements of the Selling Companies set out in this Agreement or in any other Transaction Documents that have not been fully performed at or prior to the Time of Closing shall survive the completion of the transactions herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Purchaser in accordance with the terms thereof.

4.3	Acknowledgement of Selling Companies

The Selling Companies hereby acknowledge that any investigations of the Acquired Companies made by or on behalf of the Purchaser will not affect or mitigate the covenants, representations and warranties of the Selling Companies set out herein.

4.4	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Selling Companies those statements set out in Schedule 4.4 hereto, and acknowledges that the Selling Companies are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.5	Survival of the Purchaser’s Representations, Warranties and Covenants

(1) The representations and warranties of the Purchaser set forth in this Agreement shall survive the completion of the transactions herein provided for and shall continue for the benefit of the Selling Companies for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Selling Companies:

(a)
any representations and warranties set forth in paragraphs (a), (b)(iii), (c), (e) and  (f) of Schedule 4.4, and any representations and warranties that prove to be false as a result of any fraudulent misrepresentation made by the Purchaser, shall continue in full force and effect for the benefit of the Selling Companies indefinitely; and

(b)
all other representations and warranties of the Purchaser set out in this Agreement shall continue in full force and effect for the benefit of the Selling Companies for a period of eighteen (18) months after the Date of Closing;

provided that, for greater certainty, the expiry of any such survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty where such Claim is made prior to such expiry pursuant to this Agreement.

(2) The covenants and agreements of the Purchaser set out in this Agreement or in any other Transaction Documents that have not been fully performed at or prior to the Time of Closing shall survive the completion of the transactions herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Selling Companies in accordance with the terms thereof.

4.6	Representations and Warranties of Gold Fields

Gold Fields hereby represents and warrants to the Selling Companies those statements set out in Schedule 4.6 hereto, and acknowledges that the Selling Companies are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.7	Survival of the Gold Fields’ Representations, Warranties and Covenants

(1) The representations and warranties of Gold Fields set forth in this Agreement shall survive the completion of the transactions herein provided for and shall continue for the benefit of the Selling Companies for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Selling Companies:

(a)
any representations and warranties set forth in paragraphs (a), (b)(iii), (c) and (d) of Schedule 4.6, and any representations and warranties that prove to be false as a result of any fraudulent misrepresentation made by Gold Fields, shall continue in full force and effect for the benefit of the Selling Companies indefinitely; and

(b)
all other representations and warranties of Gold Fields set out in this Agreement shall continue in full force and effect for the benefit of the Selling Companies for a period of eighteen (18) months after the Date of Closing;

provided that, for greater certainty, the expiry of any such survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty where such Claim is made prior to such expiry pursuant to this Agreement.

(2) The covenants and agreements of Gold Fields set out in this Agreement that have not been fully performed at or prior to the Time of Closing shall survive the completion of the transactions herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Selling Companies in accordance with the terms thereof.

5.	COVENANTS

5.1	Gold Fields Meeting

(1) Gold Fields agrees to convene a general meeting of its shareholders (the “Gold Fields Meeting”, which term shall include any adjournment thereof), in all material respects in accordance with Gold Fields’ constating documents and all Applicable Laws,  for the purposes of considering and approving the purchase by the Purchaser of the Purchased Shares as contemplated hereby, and shall use its reasonable commercial efforts to cause the Gold Fields Meeting to be held on or prior to June 15, 2011. In connection therewith, Gold Fields shall (a) use its reasonable commercial efforts to solicit proxies in favour of the Gold Fields Shareholder Approval, and (b) give notice to each of the Selling Companies of the Gold Fields Meeting, and allow the Selling Companies’ representatives and legal counsel to attend the Gold Fields Meeting.  Gold Fields shall advise the Selling Companies promptly following any reasonable request, and on a daily basis on each of the last ten (10) Business Days prior to the date of the Gold Fields Meeting, as to the aggregate tally of the proxies received by Gold Fields in respect of the Gold Fields Meeting.

(2) As promptly as reasonably practicable after the date hereof, Gold Fields shall prepare, file and distribute to its shareholders, in all material respects in compliance with all Applicable Laws, the Gold Fields Circular, together with any other documents required by Applicable Laws in connection with the Gold Fields Meeting.  Gold Fields shall provide the Selling Companies and their legal counsel with a reasonable opportunity to review and comment on drafts of the Gold Fields Circular and such other documents, and Gold Fields shall give reasonable consideration to any such comments, provided that any portions of the Gold Fields Circular or such other documents that refer to or relate to the Selling Companies, the Acquired Companies, this Agreement or the transactions contemplated hereby  shall be satisfactory to the Selling Companies, acting reasonably, before the Gold Fields Circular and such other documents may be filed or distributed to Gold Fields shareholders.  The Gold Fields Circular shall include (a) the unanimous recommendation of the Gold Fields Board that shareholders of Gold Fields vote their shares in favour of the Gold Fields Shareholder Approval, and a statement that each director of Gold Fields intends to vote all of his or her Gold Fields shares in favour of the Gold Fields Shareholder Approval, and (b) a copy of the opinion of the independent expert appointed by the Gold Fields Board that the acquisition of the Purchased Shares is fair to the shareholders of Gold Fields.

(3) Each of the Selling Companies shall promptly furnish to Gold Fields all such information concerning itself and the Acquired Companies as may be required by Applicable Law for inclusion in, or reasonably requested by Gold Fields in connection with the preparation of, the Gold Fields Circular and other documents related thereto, and each of the Selling Companies shall ensure that no such information provided by it or on its behalf contains, at the time of mailing of the Gold Fields Circular, any misrepresentations.

(4) Each of the Parties shall promptly notify the other Parties if at any time prior to the date of the Gold Fields Meeting it becomes aware that the Gold Fields Circular contains a misrepresentation or otherwise requires an amendment or supplement (provided that the foregoing obligation shall apply to the Selling Companies only in respect of information relating to the Selling Companies, the Acquired Companies, this Agreement or the transactions contemplated hereby) and, as promptly as reasonably practicable after the date thereof, Gold Fields shall prepare and send to its shareholders or otherwise publicly disseminate any such amendment or supplement to the Gold Fields Circular and file the same in accordance with Applicable Laws.

5.2	Covenants of the Selling Companies

(1) From the date hereof until the earlier of the termination of this Agreement in accordance with Section 3.4(1) and the Time of Closing (the “Interim Period”), each of the Selling Companies jointly and severally undertakes to use its reasonable commercial efforts to satisfy or cause to be satisfied at or prior to the Time of Closing the conditions to Closing set forth in Section 3.1 over which it has control.

(2) Except as required to complete the transactions contemplated herein (including the Reorganization) or with the prior written consent of the Purchaser, the Selling Companies shall cause each Acquired Company to conduct its business during the Interim Period only in accordance with, and to not take any action except in, the usual, ordinary and regular course of the businesses of the Acquired Companies taken as a whole and consistent with past practices of the Acquired Companies taken as a whole, and shall not, without the prior written consent of the Purchaser, permit any Acquired Company during the Interim Period to:

(a)
undertake any merger, amalgamation, business combination, reorganization, recapitalization, liquidation, transfer of assets, issuance of treasury securities or any other transaction which would have the effect of changing the direct or indirect legal or beneficial ownership of, or create any Lien on, the shares or assets of such Acquired Company or enter into any Contract in respect of any of the foregoing;

(b)
issue any securities, amend the terms of any securities of such Acquired Company which are currently outstanding as of the date hereof, enter into or grant any Contract, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities, reduce its capital in respect of any class of securities, or split, combine or reclassify any of the shares of such Acquired Company;

(c)
declare, set aside or pay any dividend payable in cash, securities, property or otherwise with respect to the shares of such Acquired Company, or make any other distribution whatsoever to the holders of its securities;

(d)	amend or propose to amend its articles or by-laws (or their equivalent);

(e)	redeem, purchase or offer to purchase, any of its shares;

(f)	acquire or agree to acquire any assets of another person;

(g)	sell, lease, option, encumber, securitize or otherwise dispose of any assets;

(h)	enter into any new Contract with any person or amend the terms of any existing Contract to which it is a party;

(i)
incur or authorize, agree or otherwise become committed to incur any indebtedness for borrowed money or provide or authorize, agree or otherwise become committed to provide any guarantee for borrowed money or any indemnity of any kind whatsoever;

(j)
commence any litigation, satisfy or settle any claims or disputes, relinquish any rights under any Contract, or enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(k)
make, revoke or change any Tax election, allocation or designation not required by Law, settle or compromise any Tax liability, file any Tax Return other than in accordance with past practice and without having provided the Purchaser a copy thereof (together with supporting papers) at least fifteen (15) Business Days prior to the due date thereof for the Purchaser to review and approve (such approval not to be unreasonably withheld), amend any Tax Return, enter into any closing or other Tax agreement with a Taxing Authority or Governmental Body, take into account any Tax Attribute resulting from or only utilizable in connection with the transactions contemplated in the Transaction Documents when making any estimated or other Tax payment, surrender any claim for a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim, assessment or reassessment or authorize, agree, resolve or consent to any of the foregoing;

(l)
change in any material respect any method of accounting (including Tax accounting) or accounting practice or policy used by such Acquired Company, other than such changes required by generally accepted accounting principles, or authorize, agree, resolve or consent to any of the foregoing; or

(m)
enter into any transaction or perform any act which (i) could reasonably be expected to render untrue or inaccurate any representation and warranty of the Selling Companies given as of the date hereof or to be given as of the Time of Closing, or (ii) could reasonably be expected to interfere with or be materially inconsistent with the successful completion of any of the transactions contemplated by this Agreement.

(3) In connection with the Reorganization, the Selling Companies shall provide the Gold Fields Parties and their legal counsel with a reasonable opportunity to review and comment on the proposed structure of the Reorganization, drafts of any step plans or timetables relating thereto, and drafts of all documents to be executed or delivered by any person in connection with the Reorganization, and the Selling Companies shall give reasonable consideration to any such comments.

5.3	Continuing Due Diligence

(1) The Selling Companies shall, during the Interim Period:

(a)	cause the Acquired Companies to make available to the Purchaser for examination, on a reasonable basis during normal business hours and upon reasonable notice, the Books and Records;

(b)	provide the Purchaser with the opportunity to examine the assets of the Acquired Companies, on a reasonable basis during normal business hours and upon reasonable notice; and

(c)
make available, on a reasonable basis during normal business hours and upon reasonable notice, to the Purchaser such personnel of the Selling Companies and their Affiliates with knowledge of the Acquired Companies, to answer questions concerning the Books and Records, and the assets and liabilities of the Acquired Companies.

(2) The Selling Companies shall promptly advise the Purchaser in writing of any facts that come to their attention (any such facts, “Selling Company Defects”) which contravene (or would or could contravene) any of the covenants of the Selling Companies in this Agreement or cause any of their representations and warranties herein contained to be untrue or inaccurate in any respect (if given as at such date).  Where the Purchaser is so advised of a Selling Company Defect or where the Purchaser, as a result of its investigations, determines, acting reasonably, that there has been a Selling Company Defect, the Purchaser may, without prejudice to any of its rights hereunder, provide the Selling Companies with reasonable instructions to cure such Selling Company Defect.  The Selling Companies will promptly in good faith use reasonable commercial efforts to give effect to such instructions of the Purchaser with respect to the curing of Selling Company Defects.

5.4	Covenants of the Gold Fields Parties

(1) During the Interim Period, each of the Gold Fields Parties undertakes to use its respective reasonable commercial efforts to satisfy or cause to be satisfied at or prior to the Time of Closing the conditions to Closing set forth in Section 3.2 over which it has control (provided that, for such purpose, Gold Fields will be deemed not to have control over any such conditions over which the Purchaser has control).

(2) Gold Fields hereby covenants to use its commercially reasonable efforts to ensure that, for so long as it maintains directors' and officers' liability insurance coverage for the benefit of the directors and officers of its subsidiaries, such coverage shall apply to the GFGL/AGL Resigning D&Os on the same terms and conditions as it shall apply to the directors and officers of Gold Fields' other subsidiaries.  The Purchaser covenants to use its commercially reasonable efforts to cause GFGL not to amend the rights of directors and officers of GFGL to indemnification contained in the regulations of GFGL in any manner that would be adverse to the GFGL/AGL Resigning D&Os.

(3) The Gold Fields Parties shall promptly advise the Seller in writing of any facts that come to their attention (any such facts, “Gold Fields Party Defects”) which contravene (or would or could contravene) any of the covenants of the Gold Fields Parties in this Agreement or cause any of their representations and warranties herein contained to be untrue or inaccurate in any respect (if given as at such date).  Where the Seller is so advised of a Gold Fields Party Defect or where the Seller, as a result of its investigations, determines, acting reasonably, that there has been a Gold Fields Party Defect, the Seller may, without prejudice to any of its rights hereunder, provide the Gold Fields Parties with reasonable instructions to cure such Gold Fields Party Defect.  The Gold Fields Parties will promptly in good faith use reasonable commercial efforts to give effect to such instructions of the Seller with respect to the curing of Gold Fields Party Defects.

(4) Unless otherwise required by Applicable Law or with the prior written consent of the Seller (which consent shall not be unreasonably withheld), the Purchaser shall, for a period of seven (7) years from the Date of Closing, ensure that no Acquired Company makes any filings with any Governmental Body after the Date of Closing that, to the knowledge of the Purchaser, would cause any of the conclusions in any of the opinions of counsel to any of the Selling Companies delivered on or in connection with the Closing to be wrong or challenged by any Governmental Body.

(5) Nothing in this Agreement shall operate to prevent or restrict the Gold Fields Board from taking or refraining from taking any action where it has concluded in good faith, after receiving the advice of legal counsel, that the taking or refraining from taking of such action is necessary for the Gold Fields Board to discharge its fiduciary duties under Applicable Law. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant, agreement, representation or warranty of Gold Fields or the Purchaser contained in this Agreement or be construed as a forgiveness or waiver of any breach of this Agreement or derogate or diminish the rights of IAMGOLD and/or the Seller under this Agreement, including any rights of IAMGOLD and/or the Seller under this Agreement to any indemnity in respect of any breach of any covenant, agreement, representation or warranty of Gold Fields or the Purchaser herein.

6.	INDEMNITIES

6.1	Selling Companies’ Indemnities

Notwithstanding anything to the contrary in any of the Transaction Documents, each of the Selling Companies will jointly and severally indemnify and save harmless the Gold Fields Parties, their respective Affiliates (which for greater certainty shall include the Acquired Companies and their successors following the Time of Closing) and their respective directors and officers (collectively, the “Purchaser Claimants”) from and against:

(a)
any and all Losses (other than Losses which consist of liability for Taxes) directly or indirectly suffered by any of the Purchaser Claimants resulting from any breach of any covenant of the Selling Companies contained herein or from any inaccuracy or misrepresentation in any of the Selling Companies’ representations or warranties set forth herein at any time that such covenant, representation or warranty, as the case may be, is in effect hereunder;

(b)
any and all liabilities for Taxes which may be or become payable by any of the Acquired Companies in respect of any period ending on or before the Time of Closing and for the portion of any Straddle Period ending at the Time of Closing;

(c)
any and all liabilities for Taxes which may be or become payable resulting in whole or in part, in any manner whatsoever, from or arising as a consequence of any inaccuracy or misrepresentation in any of the Selling Companies’ representations and warranties set forth herein relating to Tax matters, whether such liabilities arise before, on or after the Time of Closing or in respect of any period commencing or ending before, on or after the Time of Closing and including any such liabilities resulting in whole or in part, in any manner whatsoever, from or arising as a consequence of actions taken by any of the Purchaser Claimants, or which they cause to be taken, after the Time of Closing in reliance on or assuming the accuracy of the Selling Companies’ representations and warranties relating to Tax matters; and

(d)
any and all liabilities for Taxes which may be or become payable resulting in whole or in part, in any manner whatsoever, from or arising as a consequence of any transaction or event contemplated in the Reorganization or any transaction or event contemplated in any of the Transaction Documents, including the indirect purchase and sale of the GFGL Shares and the AGL Shares owned by the Acquired Companies.

6.2	Gold Fields Parties’ Indemnity

Each of the Gold Fields Parties will indemnify and save harmless the Selling Companies, their respective Affiliates and their respective directors and officers (collectively, the “Seller Claimants”) from and against all Losses directly or indirectly suffered by any of the Seller Claimants resulting from any breach of any covenant of such Gold Fields Party contained herein or from any inaccuracy or misrepresentation in any representation or warranty of such Gold Fields Party set forth herein at any time that such covenant, representation or warranty, as the case may be, is in effect hereunder.

6.3	Adjustment

(1) The amount of any liability or Loss for which indemnification is provided in this Agreement shall be adjusted to take account of any Tax cost incurred by the Purchaser Claimant or Seller Claimant, as the case may be, arising from the receipt of indemnity payments under this Agreement (taking into account any Taxes which would be payable on the amount of such payments) and any Tax benefit realized by the Purchaser Claimant or Seller Claimant, as the case may be, by reason of the liability or Loss for which indemnification is so provided or the circumstances giving rise to such liability or Loss.  For the purposes of this Section 6.3(1), any Tax benefit shall be taken into account at such time as it is received by the Purchaser Claimant or Seller Claimant, as the case may be.

(2) In determining the amount of a Tax liability, if a deduction, tax credit or loss carry-over (“Tax Attribute”) is utilized to reduce the amount of income, taxable income or Tax otherwise payable, as calculated in respect of an assessment, reassessment or other form of recognized document assessing liability for Taxes for any taxation year in which a Tax liability is realized or, but for the utilization of such Tax Attribute, would be realized, the amount of the Tax liability shall be determined without taking such Tax Attribute into account, except to the extent that such Tax Attribute was held by an Acquired Company as at the Time of Closing, in which case the amount of the Tax liability of the applicable Acquired Company shall be determined net of such Tax Attribute.

6.4	Notice and Defence of Third Party Claims

(1) If a Purchaser Claimant receives written notice of the commencement or assertion of any Third Party Claim in respect of which such Purchaser Claimant believes the Selling Companies have liability under this Agreement, such Purchaser Claimant shall give the Selling Companies prompt written notice thereof.  To the extent reasonable and practical given the information readily available to such Purchaser Claimant, such notice to the Selling Companies shall describe the Third Party Claim in reasonable detail and shall indicate (without prejudice to such Purchaser Claimant’s rights) the estimated amount of the Loss that has been or may be sustained by the Purchaser Claimant in respect thereof, provided that the failure to give such notice within such time period shall not reduce such Purchaser Claimant’s rights hereunder, except to the extent of any actual prejudice suffered as a result of such failure.  Where the Purchaser Claimant has given the aforesaid notice to both Selling Companies, the Selling Companies must exercise any of their rights under this Section 6.4 jointly.  Provided that the Selling Companies have unconditionally acknowledged in writing their obligation to indemnify the Purchaser Claimant with respect to all Losses incurred or which may be incurred by such Purchaser Claimant in respect of such Third Party Claim, the Selling Companies shall have the right, by giving notice to that effect to the Purchaser Claimant not later than thirty (30) days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other Third Party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Selling Companies’ own expense and by the Selling Companies’ own counsel provided that the Selling Companies shall not be entitled to assume the defence of any Third Party Claim: (i) alleging any criminal or quasi-criminal wrongdoing (including fraud), (ii) which impugns the reputation of a Purchaser Claimant or (iii) where the Third Party making the Third Party Claim is a Governmental Body (other than a Taxing Authority).  Prior to settling or compromising any Third Party Claim in respect of which the Selling Companies have the right to assume the defence, the Selling Companies shall obtain the consent of the Purchaser Claimant regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Purchaser Claimant.  In addition, the Purchaser Claimant shall be entitled to participate in (but not control) the defence of any Third Party Claim (and in so doing may retain its own counsel) provided that the expenses of such counsel shall be paid by the Selling Companies only if the Selling Companies have consented to the retention of such counsel at their expense or if the named parties to any Third Party Claim include the Selling Companies and the Purchaser Claimant and the representation of such parties by the same counsel would be inappropriate due to the actual or potential differing interests between them.  With respect to any Third Party Claim in respect of which a Purchaser Claimant has given notice to the Selling Companies pursuant to this Section 6.4 and in respect of which the Selling Companies have not elected to assume the defence, the Selling Companies may participate in (but not control) such defence assisted by counsel of their own choosing at the Selling Companies’ sole cost and expense and, prior to settling or compromising any such Third Party Claim, the Purchaser Claimant shall obtain the consent of the Selling Companies regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Selling Companies.  The Selling Companies and the Purchaser Claimant shall use all reasonable efforts to make available to the party which is undertaking and controlling the defence of any Third Party Claim:

(a)	those employees whose assistance, testimony or presence is necessary to assist such party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such party reasonably required by such party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the party defending such Third Party Claim.  The Selling Companies shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Purchaser Claimant to the Selling Companies hereunder, which expense shall be equal to an amount to be mutually agreed upon (in writing) per person per hour or per day for each day or portion thereof that such employees are assisting the Selling Companies but such expenses shall not exceed the actual direct cost to the Purchaser Claimant associated with such employees.  If the Selling Companies elect to assume the defence of any Third Party Claim and fail to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Purchaser Claimant that the Purchaser Claimant bona fide believes on reasonable grounds that the Selling Companies have failed to take such steps, the Purchaser Claimant may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Selling Companies shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

(2) The procedural provisions of Section 6.4(1) shall apply, mutatis mutandis, to any Claim for an indemnification for Taxes.  In addition to the provisions in Section 6.4(1), the following provisions shall apply in respect of a Claim made by a Purchaser Claimant in respect of a liability for Taxes:

(a)
In the event that the Purchaser Claimant is required by Applicable Law to make a payment in respect of a liability for Taxes assessed under an assessment, reassessment or other form of recognized document assessing liability for Taxes (a “Tax Notice”), to the extent the relevant Taxing Authority may take immediate collection action and either such Tax is described in Section 6.1 or the Selling Companies have elected to assume the defence of the relevant Third Party Claim in accordance with the provisions of this Agreement, such  Purchaser Claimant shall forthwith upon receipt deliver a copy of the Tax Notice to the Selling Companies, and the Selling Companies shall, within ten (10) days of receipt thereof, pay to such Purchaser Claimant the amount of such payment that is immediately due and payable and for which collection action may be taken immediately. The Purchaser Claimant shall remit such amount forthwith upon receipt to the relevant Taxing Authority on account of the relevant amount owing, and shall as soon as practicable thereafter deliver to Selling Companies a copy of a receipt or other similar documentation evidencing the receipt of such amount by such Taxing Authority.

(b)	Upon the occurrence of a Tax Indemnification Event, (i) to the extent that the total of the amounts previously paid by the Selling Companies hereunder in respect of such Tax liability is less than the amount so determined to be the amount of the Tax liability, the Selling Companies shall forthwith (and, in any event, within thirty (30) days of the time that the Purchaser Claimant notifies the Selling Companies of the occurrence of the Tax Indemnification Event) pay to the Purchaser Claimant the amount of the Tax liability less the total of the amounts previously paid, and (ii) to the extent that the total of the amounts previously paid by the Selling Companies hereunder in respect of such Tax liability exceeds the amount so determined to be the amount of the Tax liability, the Purchaser Claimant shall forthwith upon receipt of any refund or credit of such Tax liability (and, in any event, within thirty (30) days of the receipt of such refund or credit) pay to the Selling Companies the amount of such refund or credit (including any interest received or credited thereon by the Purchaser Claimant and after taking into account any Taxes payable by the Purchaser Claimant in respect of such refund, credit or interest).

(c)	Each Party shall provide reasonable cooperation to the other Parties and their counsel in respect of any Claims relating to an indemnification for Taxes, including:

(i)
providing the other Parties and their counsel with draft copies of all filings, motions, applications, correspondence and other documents the Parties defending the Claim intend to file with or deliver to any Taxing Authority in connection with a Tax proceeding at least five Business Days prior to the date on which such documents are filed or delivered and considering in good faith the comments of the other Parties and their counsel regarding such filings, motions, applications, correspondence and other documents;

(ii)
promptly notifying the other Parties of any communication the Party defending the Claim receives from any Taxing Authority regarding such Tax proceeding and providing the other Parties with copies of all correspondence, filings or communications between such Party defending the Claim, on the one hand, and any Taxing Authority or members of the staff of any Taxing Authority, on the other hand, in each case to the extent relating to any such Tax proceeding;

(iii)
not participating in any meeting or call with any Taxing Authority relating to any such Tax proceeding unless it consults with the other Parties in advance and, to the extent permitted by such Taxing Authority, gives the other Parties and their counsel the opportunity to attend and participate at such meeting or call; and

(iv)
keeping the other Parties and their counsel advised on a timely and ongoing basis of the status of such Tax proceeding and any material changes or development with respect thereto and promptly and fully responding to all requests for information, questions and comments of the other Parties and their counsel from time to time.

(3)  If a Seller Claimant receives written notice of the commencement or assertion of any Third Party Claim in respect of which such Seller Claimant believes the Purchaser or Gold Fields has liability under this Agreement, such Seller Claimant shall give the Gold Fields Party prompt written notice thereof.  To the extent reasonable and practical given the information readily available to such Seller Claimant, such notice to the Gold Fields Party shall describe the Third Party Claim in reasonable detail and shall indicate (without prejudice to such Seller Claimant’s rights) the estimated amount of the Loss that has been or may be sustained by the Seller Claimant in respect thereof, provided that the failure to give such notice within such time period shall not reduce such Seller Claimant’s rights hereunder, except to the extent of any actual prejudice suffered as a result of such failure.  Provided that the Gold Fields Party has unconditionally acknowledged in writing its obligation to indemnify the Seller Claimant with respect to all Losses incurred or which may be incurred by such Seller Claimant in respect of such Third Party Claim, the Gold Fields Party shall have the right, by giving notice to that effect to the Seller Claimant not later than thirty (30) days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other Third Party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the sole expense of the Gold Fields Party and by its own counsel provided that the Gold Fields Party shall not be entitled to assume the defence of any Third Party Claim: (i) alleging any criminal or quasi-criminal wrongdoing (including fraud), (ii) which impugns the reputation of a Seller Claimant or (iii) where the Third Party making the Third Party Claim is a Governmental Body.  Prior to settling or compromising any Third Party Claim in respect of which the Gold Fields Party has the right to assume the defence, the Gold Fields Party shall obtain the consent of the Seller Claimant regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Seller Claimant.  In addition, the Seller Claimant shall be entitled to participate in (but not control) the defence of any Third Party Claim (and in so doing may retain its own counsel) provided that the expenses of such counsel shall be paid by the Gold Fields Party only if the Gold Fields Party has consented to the retention of such counsel at its expense or if the named parties to any Third Party Claim include the Gold Fields Party and the Seller Claimant and the representation of such parties by the same counsel would be inappropriate due to the actual or potential differing interests between them.  With respect to any Third Party Claim in respect of which a Seller Claimant has given notice to the Gold Fields Party pursuant to this Section 6.4 and in respect of which the Gold Fields Party has not elected to assume the defence, the Gold Fields Party may participate in (but not control) such defence assisted by counsel of its own choosing at the sole cost and expense of the Gold Fields Party and, prior to settling or compromising any such Third Party Claim, the Seller Claimant shall obtain the consent of the Gold Fields Party regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Gold Fields Party.  The Gold Fields Party and the Seller Claimant shall use all reasonable efforts to make available to the party which is undertaking and controlling the defence of any Third Party Claim:

(a)	those employees whose assistance, testimony or presence is necessary to assist such party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such party reasonably required by such party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the party defending such Third Party Claim.  The Gold Fields Party shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Seller Claimant to the Gold Fields Party hereunder, which expense shall be equal to an amount to be mutually agreed upon (in writing) per person per hour or per day for each day or portion thereof that such employees are assisting the Gold Fields Party but such expenses shall not exceed the actual direct cost  to the Seller Claimant associated with such employees.  If the Gold Fields Party elects to assume the defence of any Third Party Claim and fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Seller Claimant that the Seller Claimant bona fide believes on reasonable grounds that the Gold Fields Party has failed to take such steps, the Seller Claimant may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Gold Fields Party shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

6.5	Limitations

(1) No claim for indemnification may be made by the Purchaser Claimants against the Selling Companies or by the Seller Claimants against the Gold Fields Parties under this Article 6 unless and until the Losses suffered or incurred by the Purchaser Claimants or the Seller Claimants, as the case may be, collectively, in respect of all misrepresentations or breaches of warranty, covenant or obligation for which indemnification may be sought under this Article 6, exceeds US$2,000,000 in the aggregate, in which event all such Losses, including such US$2,000,000 amount, may be recovered.

(2) The maximum aggregate indemnification and payment liability of the Selling Companies, on the one hand, and the Gold Fields Parties, on the other hand, in respect of claims for indemnification under this Article 6 shall not, in any event, exceed the Purchase Price.

(3) The amount of any Loss suffered or incurred by a Seller Claimant or a Purchaser Claimant shall be net of any amounts recovered by, or paid to, the Seller Claimant or the Purchaser Claimant with respect to such Loss as a result of the mitigation of the amount of such Loss in accordance with the provisions of Section 6.6.

(4) The Gold Fields Parties shall have no liability to any Seller Claimant, and the Selling Companies shall have no liability to any Purchaser Claimant, hereunder:

(a)
for any Losses or liability that arise solely by reason of a change in (including the enactment of or any amendment to) any Applicable Law, which change becomes effective after the Date of Closing, whether or not such change has retroactive effect, other than a change in any Applicable Law relating to Tax which relates to (i) any date or period ending, or event occurring, on or before the Time of Closing or (ii) the portion of any Straddle Period ending at the Time of Closing; or

(b)
in respect of any matter or thing done or omitted to be done by or at the direction of, or with the consent of, the other Party, other than any matter or thing done or omitted to be done in connection with the Reorganization or any transaction contemplated in any of the Transaction Documents;

provided that nothing in this Section 6.5(4)  shall limit in any manner whatsoever the liability of the Selling Companies under Section 6.1(d).

(5) For greater certainty, nothing in this Agreement shall be construed as providing:

(a)
a Seller Claimant or a Purchaser Claimant with a right to be indemnified for the same amount of Losses more than once on the basis that the Losses resulted from more than one breach of a covenant, or inaccuracy or misrepresentation in a representation or warranty, set forth herein ; or

(b)
a particular Purchaser Claimant with a right to be indemnified for the same amount of Taxes more than once on the basis that the Taxes are described in more than one representation, warranty or covenant or more than one of Sections 6.1(b), 6.1(c) and 6.1(d).

6.6	Duty to Mitigate

(1) Nothing in this Agreement shall in any way restrict or limit the general obligation at law of either the Purchaser Claimants or the Seller Claimants to mitigate Losses which they may suffer or incur.  No Losses shall be deemed to have been suffered or incurred by a Purchaser Claimant or a Seller Claimant to the extent that such Losses are recovered or reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any Third Party.

(2) The Parties agree that Section 6.6(1) shall not apply with respect to Tax matters and that mitigation with respect to Tax matters shall be governed by Section 6.3(2).

6.7	Time for Commencing Certain Claims

Notwithstanding any other provision of this Agreement , the Selling Companies shall not be liable to any Purchaser Claimant:

(a)	in respect of any Claim brought pursuant to Section 6.1(b) unless written notice of such Claim is given to the Selling Companies not later than the seventh (7th) anniversary of the Date of Closing;

(b)	in respect of any Claim brought pursuant to Section 6.1(c), unless written notice of such Claim is given to the Selling Companies not later than the fifth (5th) anniversary of the Date of Closing; or

(c)	in respect of any Claim brought pursuant to Section 6.1(d), unless written notice of such Claim is given to the Selling Companies not later than the fifth (5th) anniversary of the Date of Closing.

6.8	Exclusive Remedy

The provisions of this Section 6 shall apply to all Claims between the Parties arising hereunder (other than Claims for equitable relief) with the intent that all such Claims shall be made exclusively under and shall be subject to the limitations and other provisions contained in this Section 6.  Each of the Parties agrees that the indemnifications provided herein are an exclusive remedy with respect to monetary damages, whether based on tort or contract law or any other legal basis arising out of this Agreement or any other document delivered pursuant to this Agreement (but excluding, for certainty, any document delivered in connection with the Reorganization).

7.	TAX MATTERS

(1) The Selling Companies shall jointly and severally be liable for and shall pay all stamp taxes or similar documentary, registration or transfer taxes, fees, imposts or charges and any income, capital gains or other Taxes levied under any Applicable Law or by any Taxing

Authority with respect to the transfer to, or registration in the name of, the Purchaser of the Purchased Shares.

(2) The Selling Companies will provide or cause to be provided to the Purchaser the reasonable assistance of appropriate employees or personnel of IAMGOLD and its subsidiaries, and appropriate accounting, legal and other representatives and advisors of IAMGOLD and its subsidiaries, and otherwise take such reasonable steps to cooperate with and render such assistance to the Purchaser as the Purchaser may reasonably request (including, to the extent requested by the Purchaser, dealing directly with any Taxing Authority) with respect to all matters relating to Taxes which may be or become payable by any of the Acquired Companies in respect of any period ending on or before the Time of Closing or which may give rise to a right of indemnity hereunder, including in connection with the preparation of any Tax Returns, preparing for and dealing with any actual or threatened audits by, or disputes with, Taxing Authorities.

(3) Whenever it is necessary to determine the liability for Taxes of an entity for a Straddle Period, the determination of the Taxes of the entity for the portion of the Straddle Period ending at, and the portion of the Straddle Period beginning immediately after, the Time of Closing shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the Time of Closing and the other which began immediately after the Time of Closing, and items of income, gain, deduction, loss or credit of the entity for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Acquired Companies were closed at the Time of Closing; provided, however, that (i) in the case of a Tax imposed in respect of property (excluding, for the avoidance of doubt, any income or gross receipts Tax) and that applies rateably to a Straddle Period, the amount of Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the total number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period, (ii) in the case of sales, value-added, withholding and similar transaction-based Taxes (other than Taxes allocated under Section 7(1)), such Taxes shall be allocated to the portion of the Straddle Period in which the relevant transaction occurred.

8.	ANNOUNCEMENTS AND CONFIDENTIAL INFORMATION

(1) Gold Fields and IAMGOLD shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of each such announcement to be approved by the Parties in advance, each acting reasonably. Thereafter, no Party shall issue any press release with respect to this Agreement or the transactions contemplated hereby without first consulting the other Parties at its earliest opportunity as to the content and timing of such press release. The foregoing limitations shall be subject to each Party’s overriding obligation to promptly make any announcement, disclosure or filing that may be required by Applicable Law or the rules of any stock exchange on which the securities of such Party or any of its Affiliates may be listed, provided that, prior to making any such announcement, disclosure or filing, the Party required to make such announcement, disclosure or filing will use commercially reasonable efforts to consult with the other Parties at its earliest opportunity as to the content and timing of such announcement, disclosure or filing, and the content of any such announcement, disclosure or filing will be limited to that which is reasonably required pursuant to Applicable Law or stock exchange rules.

(2) From and after Closing, the Selling Companies will keep (and will cause their respective Affiliates to keep) all Acquired Company Confidential Information confidential and will not, without the prior written consent of the Purchaser, disclose in any manner or use for any purpose, in whole or in part, directly or indirectly, any Acquired Company Confidential Information except in connection with the transactions contemplated by this Agreement.

(3) A Selling Company may (or may permit an Affiliate to) disclose Acquired Company Confidential Information if required by Applicable Law, by legal process or by a regulatory authority to do so.  If a Selling Company or an Affiliate thereof is so required to disclose any Acquired Company Confidential Information, the Selling Companies will give the Purchaser prompt notice of that fact so that the Purchaser may seek a protective order or other remedy and the Selling Companies will (or will cause its Affiliate to, as applicable) co-operate with the Purchaser in any efforts to obtain such protective order or other remedy.  If a protective order or other remedy is not obtained, the applicable Selling Company will (or will cause its Affiliate, as applicable, to) disclose only that portion of the Acquired Company Confidential Information which is required.

9.	BOOKS AND RECORDS

The Selling Companies hereby undertake to deliver or cause to be delivered to the Purchaser, within fifteen (15) Business Days after the Date of Closing, all Books and Records of or relating to any of the Acquired Companies in the possession or control of the Selling Companies or any of their Affiliates, agents or advisers and not otherwise provided to the Purchaser pursuant to Section 2.2(1)(f).

10.	GFGL AND AGL DIVIDENDS

The Selling Companies hereby acknowledge and agree that upon the completion of the Closing, the Selling Companies will have no entitlement, direct or indirect, whether as former shareholders of the Acquiring Companies or otherwise, to any portion of any dividends that may be declared and paid after the Closing by GFGL or AGL.

11.	GENERAL

11.1	Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before or after the Time  of Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

11.2	Time of the Essence

Time shall be of the essence of this Agreement.

11.3	Commissions

The Selling Companies shall indemnify and save harmless the Gold Fields Parties and their respective Affiliates from and against any Claims whatsoever for any commission or other remuneration payable or alleged to be payable to any person in respect of the sale and purchase of the Purchased Shares where such person purports to act or to have acted for the Acquired Companies or the Selling Companies in connection with such sale.

11.4	Arbitration

Any and all differences, disputes, claims or controversies arising out of or in any way connected with this Agreement, including its negotiation, execution, delivery, enforceability, performance, breach, discharge, interpretation, construction, existence or validity and any damages resulting therefrom or the rights, privileges, duties and obligations of the Parties under or in relation to this Agreement (including any dispute as to whether an issue is arbitrable) shall be resolved in accordance with the procedures set out in Schedule 11.4, provided that, notwithstanding the foregoing, the Parties agree that a court has the power and authority to grant temporary injunctive relief until any matter in dispute is determined by arbitration.

11.5	Fees and Expenses

Subject to the payment of any costs or expenses in accordance with the terms and conditions of this Agreement, each of the Parties shall pay their respective legal, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred relating to the completion of the transactions contemplated herein.

11.6	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

11.7	Entire Agreement

This Agreement (including all Schedules attached hereto) constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

11.8	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

11.9	Assignment

This Agreement may not be assigned by either of the Selling Companies without the prior written consent of the Purchaser, which consent may be withheld in the Purchaser’s sole discretion. This Agreement may be assigned by the Purchaser without the consent of the Selling Companies to an Affiliate of the Purchaser, provided that prior to or concurrently with such assignment such Affiliate enters into a written undertaking in favour of the Selling Companies to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser shall continue to be bound by all its obligations hereunder as if such assignment had not occurred and shall perform such obligations to the extent that such Affiliate fails to do so.  Save as aforesaid, this Agreement may not be assigned by the Purchaser without the express prior written consent of the Selling Companies, which consent shall not be unreasonably withheld or delayed.

11.10	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery or by facsimile addressed to the recipient as follows:

(a)	To Gold Fields:

Gold Fields Limited
150 Helen Road
Sandown, Sandton
Johannesburg, South Africa
2196

Fax No : +27 11 562 9828
Attention : Michael Fleischer, Executive Vice President: General Counsel

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 5300, Toronto Dominion Bank Tower
Toronto, Ontario
Canada  M5K 1E6

Fax No : +1 416 868 0673
Attention : Brian Graves

(b)	To the Purchaser:

Gold Fields Ghana Holdings (BVI) Limited
Board of Directors
Falcon Cliff
Palace Road
Douglas
Isle of Man IM2 4LB

Fax No :    +44 (0) 1624 630001
Attention :  Richard Taylor, Director

with a copy (which shall not constitute notice) to:

Gold Fields Limited
150 Helen Road
Sandown, Sandton
Johannesburg, South Africa
2196

Fax No :   +27 11 562 9828
Attention : Michael Fleischer, Executive Vice President: General Counsel

and a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 5300, Toronto Dominion Bank Tower
Toronto, Ontario
Canada  M5K 1E6

Fax No :   +1 416 868 0673
Attention : Brian Graves

(c)	To the Selling Companies:

Repadre Capital (BVI) Inc
Harneys Corporate Services Limited
Craigmuir Chambers, P.O. Box 71
Road Town, Tortola, VG1110
British Virgin Islands

Fax No : +1 284 494 3547
Attention : Simone Foster

- and -

IAMGOLD Corporation
401 Bay Street
Suite 3200, P.O. Box 153
Toronto, Ontario
Canada  M5H 2Y4

Fax No : +1 416 360 4750
Attention : Corporate Secretary

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario
Canada M5H 2T6

Fax No : +1 416 364 7813
Attention : Michael  Bourassa

or to such other address, individual or facsimile number as may be designated by notice given by one Party to the other Parties.  Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours.

11.11	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, other than such laws relating to conflicts of law.  However, the Parties acknowledge that the validity, nature and effect of the transfer of the Purchased Shares shall be governed by the Applicable Law of the British Virgin Islands.

11.12	Attornment

(1) For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario.  Insofar as it is not precluded by Schedule 11.4, the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement and each of the Parties to this Agreement hereby attorns to the jurisdiction of the courts of the Province of Ontario.

(2) The Seller hereby nominates, constitutes and appoints Fasken Martineau DuMoulin LLP, Barristers and Solicitors, of the City of Toronto, its true and lawful attorney, to act as such, and to sue and be sued, plead or be impleaded in any court in the Province of Ontario, and generally on behalf of the Seller and within Ontario to accept service of process and to receive all lawful notices.  Until due and lawful notice of the appointment of another and subsequent attorney in the Province of Ontario has been given to the Purchaser, service of process or of papers and notices upon Fasken Martineau DuMoulin LLP, Barristers and Solicitors shall be accepted as sufficient service in the premises.

(3) Each of Gold Fields and the Purchaser hereby nominates, constitutes and appoints McCarthy Tétrault LLP, Barristers and Solicitors, of the City of Toronto, its true and lawful attorney, to act as such, and to sue and be sued, plead or be impleaded in any court in the Province of Ontario, and generally on behalf of the Purchaser and within Ontario to accept service of process and to receive all lawful notices.  Until due and lawful notice of the appointment of another and subsequent attorney in the Province of Ontario has been given to the Selling Companies, service of process or of papers and notices upon McCarthy Tétrault LLP shall be accepted as sufficient service in the premises.

11.13	Counterparts and Faxed Signatures

This Agreement may be executed in two or more counterparts, all of which, taken together, shall be regarded as one and the same Agreement.  Counterparts may be delivered by electronic transmission and the Parties adopt any signatures so received as original signatures of the Parties, provided, however, that any Party providing its signature in such a manner shall promptly forward to the other Parties an original of the signed signature page of this Agreement which was so delivered by electronic transmission.

11.14	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of any Transaction Document, the provisions of this Agreement shall govern unless the express terms of the Transaction Document indicate that the Transaction Document is to govern notwithstanding the terms and conditions of this Agreement.

The balance of this page is intentionally left blank

IN WITNESS WHEREOF the Parties have executed this Agreement.

GOLD FIELDS LIMITED

Per :           /s/ Nicholas John Holland
Name:  Nicholas John Holland
Title:  Chief Executive Officer

/s/ Cain Farrel__________________
Name:  Cain Farrel
Title:   Company Secretary

GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED

Per :           /s/ Richard Taylor_______________
Name: Richard Taylor
Title:  Director

REPADRE CAPITAL (BVI) INC

Per :           /s/ Jeffery A. Snow______________
Name:  Jeffery A. Snow
Title:   Director

/s/ Carol Banducci_______________
Name:  Carol Banducci
Title:   Director

IAMGOLD CORPORATION

Per :           /s/ Stephen J.J. Letwin___________
Name:  Stephen J.J. Letwin
Title:  President and Chief Executive Officer

/s/ Paul Olmsted
Name:  Paul Olmsted
Title: Senior Vice President, Corporate Development

SCHEDULE 1.1(c)

ACQUIRED COMPANY CONTRACTS

(a)
Project development agreement among Gold Fields Guernsey Limited, The Government of the Republic of Ghana, The State Gold Mining Corporation of the Republic of Ghana, and Tarkwa Goldfields Limited (collectively, the “Original Parties”) dated November 16, 1992, as amended by (i) a memorandum of agreement among the Original Parties and Gold Fields Ghana Limited dated May 26, 1993 and (ii) a further memorandum of agreement among the Original Parties and Gold Fields Ghana Limited dated March 20, 1996.

(b)	Memorandum of agreement between Gold Fields Guernsey Limited and Crescent Mining Finance Limited effective September 30, 1993.

(c)
Letter agreement between Cabo Frio Investments A.V.V., Repadre Capital Corporation and RIC dated March 4, 1999, as amended by a letter agreement among such parties dated March 4, 1999 and as supplemented by a further letter agreement among such parties dated April 30, 1999.

(d)	Acquisition agreement among Repadre Capital Corporation, Gold Fields Ghana Holdings Limited, Ranger Minerals Ltd. and Abosso Gold Holdings S.A. dated October 20, 2001.

(e)	Share sale and purchase agreement between RCI and RVI dated March 21, 2011, pursuant to which RCI transferred all of the outstanding shares of RIC to RVI.

(f)	Assignment, assumption and novation agreement between RIC and RVI to be dated on or prior to the Date of Closing, pursuant to which RIC will transfer to RVI certain assets of RIC.

(g)
Assignment, assumption and novation agreement between RVI and the Seller to be dated on or prior to the Date of Closing, pursuant to which RVI will transfer to the Seller certain assets of RVI, including the former assets of RIC transferred to RVI pursuant to item (f) above.

(h)	Assignment, assumption and novation agreement between RFI and the Seller to be dated on or prior to the Date of Closing, pursuant to which RFI will transfer to the Seller certain assets of RFI.

SCHEDULE 1.1(xx)

REQUIRED APPROVALS

Part A:   IAMGOLD Required Approvals

1.	IAMGOLD Lenders’ Consent

2.
Approval of the Central Bank of Barbados in respect of (i) the transfer by IAMGOLD to RCI of all of the issued and outstanding shares of RIC, and (ii) the transfer by RCI to RVI of all of the issued and outstanding shares of RIC

3.	Registration of RVI on the Foreign Register of Investors of Argentina in connection with the transfer by RIC of its shares of IAMGOLD Argentina S.A. to RVI

4.	Registration of RCI on the Foreign Register of Investors of Argentina in connection with the transfer by RVI of such shares of IAMGOLD Argentina S.A. to RCI

5.	Issuance by the Brazilian Minister of Finance of a registration number to RVI in connection with the transfer by RIC of its shares of IAMGOLD Brasil LTDA to RVI

6.	Issuance by the Brazilian Minister of Finance of a registration number to RCI in connection with the transfer by RVI of such shares of IAMGOLD Brasil LTDA to RCI

7.	Approval from the Superintendent of Companies in Ecuador of the transfer by RIC of its shares of IAMGOLD Ecuador S.A. to RVI

8.	Approval from the Superintendent of Companies in Ecuador of the transfer by RVI of such shares of IAMGOLD Ecuador S.A. to RCI

Part B:   Gold Fields Required Approvals

9.	Consent of the South African Reserve Bank to the transactions contemplated hereby

10.	Gold Fields Shareholder Approval

SCHEDULE 4.1

REPRESENTATIONS AND WARRANTIES OF THE SELLING COMPANIES

Representations and Warranties Relating to the Selling Companies

(a)
Organization of the Selling Companies.  Each of the Selling Companies is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all licenses and permits required for it, to own or lease its material property and assets and to carry on its material business as currently conducted by it.  Each of the Selling Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of its material business or the location or character of the material property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified.

(b)
No Violation or Rights of Termination or Acceleration.  The execution and delivery of this Agreement by the Selling Companies does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by the Selling Companies will not:

(i)
conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of either of the Selling Companies;

(ii)	constitute a default or violation by either of the Selling Companies under any Laws to which it is subject or by which it is bound; or

(iii)
result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Contract, permit, franchise or other instrument or obligation to which either of the Selling Companies is a party or by which either of them or any of their respective property or assets is bound, except for any such breach or default that could not reasonably be expected to impair the ability of such Selling Company to perform its obligations hereunder or to complete the transactions contemplated hereby.

(c)
No Bankruptcy Proceedings.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending,  in progress or, to the knowledge of the Selling Companies, threatened against either Selling Company before any court, administrative, regulatory or similar agency or tribunal.

(d)
Consents and Approvals.  Except for the IAMGOLD Required Approvals, each of which shall have been obtained, given or made as of the Time of Closing, no approval, consent,  expiry of waiting period, waiver, license, permit, exemption, order or authorization of, notice or declaration to, or registration or filing with, any Governmental Body or other Third Party is required to be obtained, given or made by or with respect to IAMGOLD, any subsidiary of IAMGOLD (including the Seller) or any Acquired Company in connection with the execution, delivery and performance of this Agreement or the completion of the Reorganization or any of the other transactions contemplated hereby.

(e)
No Other Agreements to Purchase.  Except for the Purchaser’s rights under this Agreement, no person has any written or oral agreement, warrant or option, or any other right or privilege (whether by Law, pre-emptive right or Contract) capable of becoming such, for the purchase or acquisition from the Seller of the Purchased Shares or of any of IAMGOLD’s indirect interest in the GFGL Shares or the AGL Shares.

(f)
Capacity.  Each of the Selling Companies has the requisite corporate power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Selling Companies and the completion of the transactions contemplated hereby by them have been duly authorized by their respective boards of directors and, in the case of the Seller, by its shareholder, and no other corporate proceedings on the part of either of them are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby by them.

(g)
Binding Agreement.  This Agreement has been duly executed and delivered by each of the Selling Companies and constitutes a legal, valid and binding obligation, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

Representations and Warranties Relating to the Acquired Companies

(h)
Organization of the Acquired Companies.  Each of the Acquired Companies is a corporation or company duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all licenses and permits required for it, to own or lease its property and assets and to carry on its business as currently conducted by it. Each of the Acquired Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of its business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified.

(i)
No Violation or Rights of Termination or Acceleration.  The execution and delivery of this Agreement by the Selling Companies does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by the Selling Companies will not:

(i)
conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of any of the Acquired Companies;

(ii)	constitute a default or violation by any of the Acquired Companies under any Laws to which it is subject or by which it is bound;

(iii)
result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any person under, any Contract, permit, franchise or other instrument or obligation to which any of the Acquired

Companies is a party or by which any of them or any of their respective property or assets is bound; or

(iv)
result in the creation of a Lien on any property or asset of any of the Acquired Companies pursuant to any Contract, permit, franchise or other instrument or obligation to which any of them is a party or by which any of them or any of their respective property or assets is bound.

(j)
No Bankruptcy Proceedings.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending,  in progress or threatened against any Acquired Company before any court, administrative, regulatory or similar agency or tribunal.

(k)
Ownership of GFGL Shares.  RFI is the registered and beneficial holder of 50 Class A GFGL Shares, representing 5% of all of the issued and outstanding GFGL Shares, free and clear of all Liens.  RVI is the registered and beneficial holder of 125 Class A GFGL Shares, representing 12.5% of all of the issued and outstanding GFGL Shares, free and clear of all Liens. RIC is the registered and beneficial holder of 14 Class A GFGL Shares, representing 1.4% of all of the issued and outstanding GFGL Shares, free and clear of all Liens. None of RFI, RVI or RIC owns any securities or debt instruments of GFGL other than the aforementioned GFGL Shares. There is no contract, option or any other right of another binding upon, or which at any time in the future may become binding upon, any of the Acquired Companies to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the GFGL Shares owned by it.

(l)
Ownership of AGL Shares.  RIC is the registered and beneficial holder of 11,340,000 Class A AGL Shares, representing 18.9% of all of the issued and outstanding AGL Shares, free and clear of all Liens. RIC owns no securities or debt instruments of AGL other than the aforementioned AGL Shares. There is no contract, option or any other right of another binding upon, or which at any time in the future may become binding upon, RIC to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the AGL Shares owned by it.

(m)
Capitalization of RFI.  The authorized capital of RFI consists of 1,000,000,000 shares with no par value per share.  There are 6,739,552 shares of RFI issued and outstanding (collectively, the “RFI Shares”), all of which are beneficially owned by the Seller free and clear of all Liens.  There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any person to acquire any issued securities of RFI.  There are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which RFI is or may become obligated to issue any shares, or any securities convertible or exchangeable, directly or indirectly, into shares, of RFI.  All of the RFI Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all Applicable Laws.

(n)
Capitalization of RVI.  The authorized capital of RVI consists of 1,000,000,000 shares with no par value per share.  There are 3,280 shares of RVI issued and outstanding (collectively, the “RVI Shares”), all of which are beneficially owned by the Seller free and clear of all Liens.  There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any person to acquire any issued securities of RVI.  There are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which RVI is or may become obligated to issue any shares, or any securities convertible or exchangeable, directly or indirectly, into shares, of RVI.  All of RVI Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all Applicable Laws.

(o)
Capitalization of RIC.  The authorized capital of RIC consists of an unlimited number of common shares with no par value per share.  There are 55,838,747 ordinary shares of RIC issued and outstanding (collectively, the “RIC Shares”), all of which are beneficially owned by RVI free and clear of all Liens.  There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any person to acquire any issued securities of RIC.  There are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which RIC is or may become obligated to issue any shares, or any securities convertible or exchangeable, directly or indirectly, into shares, of RIC.  All of the RIC Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all Applicable Laws.

(p)
Corporate Records.  The minute books of each of the Acquired Companies, all of which have been made available to the Purchaser or its advisors, contain, in all material respects, true, correct and complete records and copies of the minutes of every meeting of its board of directors (including any committee thereof), shareholders and members, as applicable, every written resolution of its directors (including any committee thereof), shareholders or members, as applicable, and its articles and by-laws and all amendments thereto.  All corporate proceedings and actions reflected therein have been conducted or taken in compliance with Applicable Law.

(q)
Books and Records.  All transactions of the Acquired Companies have been properly and accurately recorded in the appropriate Books and Records of the Acquired Companies and such Books and Records are correct and complete in all material respects and have been maintained and retained in accordance with Applicable Law and generally accepted accounting principles.  All such Books and Records are located (i) in the case of RFI and RVI, at the offices of Harney, Westwood & Riegels, Westlaw Chambers, Road Town, Tortola, British Virgin Islands, and (ii) in the case of RIC, at the offices of AGEM Ltd., The Business Centre, Upton, St. Michael, Barbados, and no original Books and Records are located in any other place.  All original documentation, data and other supporting information relating to the Books and Records are readily accessible without the expenditure of any unusual effort or resources.

(r)
Financial Statements.  The Acquired Company Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly in all material respects, on a consolidated basis, the financial position and the results of operations and the changes in shareholders’ equity and cash flow of the Acquired Companies for the periods then ended and as at the dates thereof.

(s)
Absence of Liabilities.  As of the Time of Closing:  (i) no Acquired Company shall have any liabilities or obligations of any nature or kind (whether accrued, absolute, contingent or otherwise), including without limitation Environmental Liabilities, other than obligations agreed to pursuant to the Acquired Company Contracts; (ii) no Acquired Company shall be a party to or otherwise bound by any guarantee, indemnity, surety or similar obligation of financial support in relation to any debts, liabilities or obligations of any person (including, for greater certainty, any indemnity or other obligation to former or current directors and officers of any Acquired Company other than pursuant to the articles of association of RVI and RFI or the by-laws of RIC); (iii) none of the Acquired Companies shall be a party to or otherwise bound by any Contracts other than the Acquired Company Contracts; (iv) the Selling Companies shall have provided the Purchaser with true, correct and complete copies of each such Acquired Company Contract, including any amendments thereto; (v) no Acquired Company shall be in default or breach of any Acquired Company Contract and there shall exist no state of facts which after notice or the passage of time, or both, would constitute such a default or breach; and (vi) all Acquired Company Contracts shall be in good standing and the Acquired Companies shall be entitled to all benefits, rights and privileges under the Acquired Company Contracts.

(t)
Assets of the Acquired Companies.  As of the Time of Closing, except for the Acquired Company Contracts and any accumulated tax loss carry forwards, (A) RFI shall have no assets other than 50 Class A GFGL Shares, (B) RVI shall have no assets other than the RIC Shares and 125 Class A GFGL Shares, and (C) RIC shall have no assets other than 14 Class A GFGL Shares and 11,340,000 Class A AGL Shares.

(u)
Business Activities of the Acquired Companies.  The Acquired Companies other than RIC do not carry on and have not carried on (nor have any of their predecessors, where applicable, carried on), and as of the Date of Closing RIC (which, for greater certainty, has been engaged in activities relating to the creation and acquisition of royalty payments in respect of mineral properties), will not carry on, any business other than the business of holding securities of GFGL, AGL and Affiliates of IAMGOLD. None of the Acquired Companies (or any of their predecessors) has ever, nor has any Acquired Company (or any predecessor) ever Controlled a person that has ever, directly or indirectly, (i) owned, leased or occupied any real property, (ii) owned any intellectual property of any nature or kind, (iii) collected, used, retained, disclosed or transferred any information of a kind regulated by Applicable Laws relating to privacy of individuals’ personal information, including the Personal Information Protection and Electronic Documents Act (Canada),  or (iv) employed any employee or engaged any person for services, whether as a consultant, independent contractor or otherwise.

(v)
Dividends.  Except for dividends or other distributions paid in connection with the Reorganization, since the date of the Most Recent Balance Sheets of the Acquired Companies, no dividends have been declared or paid on or in respect of the shares of any of the Acquired Companies and no other distribution on any of its securities or shares has been declared or made by any of the Acquired Companies, and all dividends which to the date hereof have been declared or paid by any of the Acquired Companies have been duly and validly declared or paid.

(w)
Litigation.  There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, assessment, reassessment, inquiry, request for information, warrant, charge, suit or claim by any Governmental Body, or any similar matter or proceeding (collectively, “Proceedings”) against or involving any of the Acquired Companies in respect of their respective businesses, properties or assets, whether pending, in progress or threatened, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against any of the Acquired Companies.  There are no suits, claims, actions or Proceedings pending, in progress or threatened against the Acquired Companies, seeking to prevent the transactions contemplated hereby.

(x)
Tax Matters.  Each Acquired Company has filed or caused to be filed, in a timely manner, all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable in respect of each Tax period.  Adequate accruals have been provided in accordance with generally accepted accounting principles in the Acquired Company Financial Statements for any Taxes which have not been paid, whether or not shown as being due on any Tax Returns.  No liability for Taxes not reflected in the Acquired Company Financial Statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business of the Acquired Companies.  There are no proposed (but unassessed) additional Taxes relating to any Tax period and none have been asserted by any Taxing Authority, including, without limitation, any sales tax authority, in connection with any of the Acquired Companies’ Tax Returns.  No waiver of any statute of limitations has been given or requested with respect to the Acquired Companies.  No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.  Each Acquired Company has withheld, and will continue until the Time of Closing to withhold, any Taxes that are required by Applicable Law to be withheld and has timely paid or remitted, and will continue until the Time of Closing to pay and remit, on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable Taxing Authority.  Each Acquired Company is resident and carries on business only in its jurisdiction of incorporation.  No Acquired Company is or has ever been or been deemed to have been resident in, carries on or has ever or ever been deemed to have carried on business in, has or has ever had or been deemed to have had a permitted establishment or fixed place of business in, or is or has ever been required to file any Tax Return with or liable to pay any Taxes to any Taxing Authority in, any jurisdiction other than its jurisdiction of incorporation. No Acquired Company is subject to liability for Taxes of any other person.  No Acquired Company has acquired property from any person in circumstances where the Acquired Company did or could become liable for any Taxes of such person. The value of the consideration paid or received by each Acquired Company for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Acquired Company was not dealing at arm’s length was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.  No Acquired Company has entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of Taxes owing by such person.  Except for the Reorganization, none of the Acquired Companies has, since the date of the Most Recent Balance Sheets, incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business.

(y)	Compliance with Laws. Each of the Acquired Companies has complied with and is not in violation of any Applicable Laws.

(z)	No Broker’s Commissions. Neither of the Selling Companies or any of their Affiliates has entered into any agreement that would entitle any person to any valid claim against any of the Acquired Companies for a broker's commission, finder's fee or any like payment in respect of any matter contemplated by this Agreement.

(aa)
Reorganization.  As of the Time of Closing, each of the Acquired Company Contracts, including those entered into by the Acquired Companies in connection with the Reorganization, will have been duly executed and delivered by each of the parties thereto and will constitute a legal, valid and binding obligation, enforceable against each of the parties thereto in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

SCHEDULE 4.4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)
Organization.  The Purchaser is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all material licenses and permits required for it, to own or lease its material property and assets and to carry on its material business as currently conducted by it.

(b)
No Violation or Rights of Termination or Acceleration.  The execution and delivery of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by the Purchaser will not:

(i)	conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of the Purchaser;

(ii)	constitute a default or violation by the Purchaser under any Laws to which it is subject or by which it is bound; or

(iii)
result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Contract, permit, franchise or other instrument or obligation to which the Purchaser is a party or by which it or any of its property or assets is bound, except for any such breach or default that could not reasonably be expected to impair the ability of the Purchaser to perform its obligations hereunder or to complete the transactions contemplated hereby.

(c)
No Bankruptcy Proceedings.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending,  in progress or, to the knowledge of the Purchaser, threatened against the Purchaser before any court, administrative, regulatory or similar agency or tribunal.

(d)
Consents and Approvals.  Except for the Gold Fields Required Approvals, each of which shall have been obtained, given or made as of the Time of Closing, no approval, consent, expiry of waiting period, waiver, license, permit, exemption, order or authorization of, notice or declaration to, or registration or filing with, any Governmental Body or other Third Party is required to be obtained, given or made by or with respect to Gold Fields or any subsidiary of Gold Fields (including the Purchaser, GFGL and AGL) in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(e)
Capacity.  The Purchaser has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Purchaser and the completion of the transactions contemplated hereby by it has been duly authorized by its board of directors and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(f)
Binding Agreement.  This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(g)	Indemnification. The regulations of GFGL provide for rights of directors and officers of GFGL to indemnification by GFGL under certain circumstances.

SCHEDULE 4.6

REPRESENTATIONS AND WARRANTIES OF GOLD FIELDS

(a)
Organization.  Gold Fields is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all material licenses and permits required for it, to own or lease its material property and assets and to carry on its material business as currently conducted by it.

(b)
No Violation or Rights of Termination or Acceleration.  The execution and delivery of this Agreement by Gold Fields does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by Gold Fields will not:

(i)	conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of Gold Fields;

(ii)	constitute a default or violation by Gold Fields under any Laws to which it is subject or by which it is bound; or

(iii)
result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Contract, permit, franchise or other instrument or obligation to which Gold Fields is a party or by which it or any of its property or assets is bound, except for any such breach or default that could not reasonably be expected to impair the ability of Gold Fields to perform its obligations hereunder or to complete the transactions contemplated hereby.

(c)
Capacity.  Gold Fields has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Gold Fields and the completion of the transactions contemplated hereby by it has been duly authorized by its board of directors and no other corporate proceedings on the part of Gold Fields are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(d)
Binding Agreement.  This Agreement has been duly executed and delivered by Gold Fields and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(e)	Insurance. Gold Fields maintains directors’ and officers’ liability insurance coverage for the benefit of the directors and officers of its subsidiaries, including GFGL and AGL.

SCHEDULE 11.4

DISPUTE RESOLUTION

1.1	Interpretation

Capitalized terms used but not defined herein shall have the meaning given to them in this Agreement, except that the definition of “Parties” shall mean the Purchaser or Gold Fields, on the one hand, and the Seller and IAMGOLD, collectively, on the other hand, and “Party” shall mean either the Purchaser (or Gold Fields) or both the Seller and IAMGOLD.

1.2	Manner of Resolution

(a)
In the event of a difference, dispute, claim or controversy arising out of or in any way connected with the Agreement, including its negotiation, execution, delivery, enforceability, performance, breach, discharge, interpretation and construction, existence or validity, and any damages resulting therefrom or the rights, privileges, duties and obligations of the Parties under or in relation to the Agreement (including any issue as to whether an issue is arbitrable), the disputing Parties shall first, to the extent possible, seek to amicably, in good faith, settle such dispute, controversy, or claim.  A senior executive of each disputing Party with authority to settle the dispute shall meet, within ten (10) days of each such Party receiving written notice of the existence of the dispute, at a mutually convenient time and place to consult on the matter and attempt to resolve the issue.

(b)
If the relevant difference, dispute, claim or controversy is not amicably settled within thirty (30) days after each disputing Party has received written notice of the existence of the dispute, then any disputing Party may, by written notice to each other disputing Party, refer such matter for final settlement by arbitration in accordance with the International Commercial Arbitration Act, R.S.O. 1990, C.I.9 (the “Arbitration Act”), the provisions of which are deemed to be incorporated by reference into this Schedule 11.4, except to the extent of any inconsistency with the terms set forth herein.

1.3	Arbitration

Any arbitration to be carried out hereunder shall be subject to the following provisions, namely:

(a)
Appointment of Arbitrators.  The Party desiring arbitration (the “first Party”) shall nominate one (1) person to be the arbitrator, who shall be familiar with and have experience and expertise in the mineral exploration and development industry and shall notify the other disputing Party (the “second Party”) of such nomination.  Such notice shall set forth a brief description of the matter submitted for arbitration and the provision of this Agreement pursuant to which such matter is so submitted.  Such second Party shall have ten (10) days from the receipt of such notice within which to notify the first Party in writing that it accepts or rejects such first Party’s nominee.  If the second Party does not notify the first Party in writing within such ten (10) day period that it objects to the first Party’s nominee, the nominee of the first Party shall be the arbitrator.  If, however, the second

Party does object in writing within such ten (10) day period and the Parties cannot otherwise agree on the appointment of an arbitrator within a period of a further fifteen (15) days, then either Party may request that the arbitrator be designated by the President or any Vice-President of the Canadian Institute of Mining and Metallurgy, and failing such designation being made within fifteen (15) days of the request of such Party, either Party may request a court of competent jurisdiction to appoint the arbitrator, in all cases provided that such person is not, and never has been, an employee of any of the Parties or any Affiliate of them and the decision of the arbitrator in writing shall be binding upon the Parties.  Said arbitrator shall, after hearing any evidence the Parties may submit, make his or her decision and reduce the same to writing and deliver one (1) copy thereof to each of the Parties.  The arbitrator may determine any matters of procedure for the arbitration not specified herein or in the Arbitration Act.

(b)
Arbitral Award.  The determination which shall be made by the arbitrator shall be final and binding on the Parties and the cost of the arbitration and the remuneration of the arbitrator shall be borne by the Parties as may be specified in such determination.  It is agreed that any Party may amend or supplement its submission hereunder, provided, only, that the other disputing Party receives a copy thereof and is given the opportunity to reply thereto.

(c)	Place of Arbitration. The seat, or legal place, of the arbitration shall be in Toronto, Ontario.

(d)	Language. All communications during the arbitration proceedings shall be in the English language.

(e)
Cost of Arbitration.  The costs of the arbitration (excluding the Parties’ respective legal fees and expenses) shall be borne equally by the disputing Parties pending the award of costs by the arbitrator.  In any arbitration proceeding under this Schedule 11.4, the arbitrator shall award to each prevailing Party, and shall allocate against each non-prevailing Party, the costs incurred by the prevailing Party in connection with such proceeding, including without limitation legal fees and expenses.

1.4	Confidentiality.

The existence, content and results of any arbitration under this Schedule 11.4 shall be considered to be Acquired Company Confidential Information for purposes of this Agreement.

1.5	Arbitration Exclusive.

No Party shall be entitled to commence or prosecute any action before any court in respect of any dispute in relation to this Agreement, except:

(a)	to compel arbitration pursuant to this Schedule 11.4;

(b)
that any Party may apply to any court of competent jurisdiction for urgent or interim relief pending the resolution of arbitration proceedings that have been instituted by any Party in accordance with this Schedule 11.4; and

(c)	if necessary, to enforce the terms of any arbitration award pursuant to this Schedule 11.4.

1.6	Survival.

 The provisions of this Schedule 11.4 shall survive the termination or expiration of the Agreement.